AQUARIUS
PLATINUM LIMITED

PROCESSED
JUN 0 7 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2007
WASH. D.C. 210 SECTION

SUPPL

29 May 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Aquarius Platinum Limited - File # 82-5097**

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE"), the JSE Securities Exchanges ("JSE") or the Registrar of Companies of Bermuda since 4 May 2001.

| | | | | |
|---|---|---|---|---|
| E-Lodge | 9 November 2006 | ASX, LSE, JSE | Announcement | Appendix 3B |
| E-Lodge | 10 November 2006 | ASX, LSE, JSE | Announcement | Appendix 3X Initial Directors Interest Notice |
| E-Lodge | 29 November 2006 | ASX, LSE, JSE | Announcement | Results of AGM |
| E-Lodge | 4 December 2006 | ASX, LSE, JSE | Announcement | Appendix 3B |
| E-Lodge | 12 December 2006 | ASX, LSE, JSE | Announcement | Appendix 3B |
| E-Lodge | 13 December 2006 | ASX, LSE, JSE | Announcement | Appointment of Joint Corporate Broker |
| E-Lodge | 9 January 2007 | ASX, LSE, JSE | Announcement | AQP Impala Joint Announcement |
| E-Lodge | 25 January 2007 | ASX, LSE, JSE | Announcement | Quarterly Report 31 December 2006 |
| E-Lodge | 7 February 2007 | ASX, LSE, JSE | Announcement | Appendix 4D Half Year Report 6 Months Ended 31 December 2006 |
| E-Lodge | 14 February 2007 | ASX, LSE, JSE | Announcement | Appendix 3X Initial Directors Interest Notice |
| E-Lodge | 12 March 2007 | ASX, LSE, JSE | Announcement | Resignation of Director |
| E-Lodge | 14 March 2007 | ASX, LSE, JSE | Announcement | Appendix 3Z Final Directors Interest Notice |
| E-Lodge | 20 March 2007 | ASX, LSE, JSE | Announcement | Notification of Interest in Shares of the Company |
| E-Lodge | 20 March 2007 | ASX, LSE, JSE | Announcement | Appendix 3B |
| E-Lodge | 29 March 2007 | ASX, LSE, JSE | Announcement | Appendix 3B |
| E-Lodge | 30 March 2007 | ASX, LSE, JSE | Announcement | Notification of Interest in Shares of the Company |
| E-Lodge | 26 April 2007 | ASX, LSE, JSE | Announcement | Aquarius completes 3.5% buy back from BEE partners |
| E-Lodge | 26 April 2007 | ASX, LSE, JSE | Announcement | Quarterly Report 31 March 2007 |
| E-Lodge | 1 May 2007 | ASX, LSE, JSE | Announcement | Appendix 3Y Change of Directors Interest Notice |
| E-Lodge | 11 May 2007 | ASX, LSE, JSE | Announcement | Appendix 3B |
| E-Lodge | 18 May 2007 | ASX, LSE, JSE | Announcement | Notification of Interest in Shares of the Company |
| E-Lodge | 28 May 2007 | ASX, LSE, JSE | Announcement | Appendix 3Y Change of Directors Interest Notice |

07024023

dlw 6/5


(Incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
**AQUARIUS PLATINUM LIMITED**

**NICK BIAS**
**INVESTOR RELATIONS**

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Aquarius Platinum Limited** |
| **ABN/ARBN** | **087 577 893** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nicholas Sibley |
| **Date of last notice** | 27/04/07 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | The beneficial holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest. |
| **Date of change** | 28 May 2007 |
| **No. of securities held prior to change** | 610,218 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 10,218 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | A$38.62 |
| **No. of securities held after change** | 600,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.

AQUARIUS



18 May 2007

**Aquarius Platinum Limited**
**("Aquarius" or the "Company")**

**Notification of interest**

**Disclosure of Interest in Shares**

The Company received notice on 17 May 2007 that Lazard Asset Management LLC and subsidiaries, has increased its notifiable interest in the Company to 5.09%. Lazard Asset Management LLC now holds 4,329,423 shares in the Company.


**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211


or visit: **www.aquariusplatinum.com**

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Aquarius Platinum Limited |

ABN

| |
|---|
| 087 577 893 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 22,986 Shares issued upon exercise of Options. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. |
| 5 | Issue price or consideration | The Shares issued upon exercise of options were 22,986 issued at the exercise price of GBP2.92 per share. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Being the exercise of unlisted options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 10 May 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 85,091,702 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 93,334 | Unlisted options expiring 21/11/13 |
| | | 732,721 | Unlisted options expiring 11/06/11 |
| | | 209,865 | Unlisted options expiring 11/10/11 |
| | | 309,255 | Unlisted options expiring 02/11/11 |
| | | 78,965 | Unlisted options expiring 02/08/12 |
| | | 80,036 | Unlisted options expiring 26/05/13 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors. |

# Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

NOT APPLICABLE

## Entities that have ticked box 34(b)

NOT APPLICABLE

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 11 May 07
(~~Director/~~Company secretary)

Print name: .Willi Boehm......................................................

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Aquarius Platinum Limited** |
| **ABN/ARBN** | **087 577 893** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nicholas Sibley |
| **Date of last notice** | 18/08/06 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | The registered holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest. |
| **Date of change** | 27 April 2007 |
| **No. of securities held prior to change** | 620,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 9,782 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | A$38.88 |
| **No. of securities held after change** | 610,218 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.

AQUARIUS PLATINUM LIMITED

26 APRIL 2007



# AQUARIUS PLATINUM THIRD QUARTER 2007 FINANCIAL & PRODUCTION RESULTS

## PGM price rises significantly enhance group profitability

**Highlights of the Third Quarter**

- **Attributable production for Q3 2007 increased 3.7% to 124,577 PGM ounces compared to Q3 2006**
- **Revenue and profits report strong increases compared to Q3 2006**
- **Consent received to complete buyback acquisition of 3.5% of South African subsidiary**

**Quarterly Financial Highlights**

- Comparable net quarterly profit up 158% to $47.9 million (US 56.3 cents per share)
- Comparable cash profit up 118% to $58.3 million (US 68.9 cents per share)
- Group consolidated cash position has risen by $79.4 million since December 2006 to $343 million

**P&SA1 at Kroondal**

- Production 102,079 PGM ounces (Aquarius attributable: 51,039 PGM ounces)
- Underground development to be extended to provide for improved mining flexibility
- New K5 Shaft on plan and on budget
- Cash margin increased 10% for the quarter to 71%

**P&SA2 at Marikana**

- Production 30,148 PGM ounces (Aquarius attributable: 15,074 PGM ounces)
- Underground production contributed 33% of total tons produced as P&SA2 implementation continues apace
- DMS plant continues to enhance performance
- Gross cash margin for the quarter decreased 8% to 46%

**Everest**

- Production 40,107 PGM ounces
- Underground ramp-up continues, providing 87% of total tons
- Plant performance enhanced by implementation of advanced flotation process control systems
- Gross cash margin for the quarter increased 18% to 66%

**Mimosa**

- Production increased 4% to 34,760 PGM ounces (Aquarius attributable: 17,380 PGM ounces)
- Wedza Phase V in progress
- Gross cash margin increased 6% for the quarter to 72%

**CTRP**

- Production increased 5% to 1,954 PGM ounces (Aquarius attributable: 977 PGM ounces)
- Gross cash margin for the quarter steady at 77%

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, *"Once again, strong metal prices have played their part and helped us to deliver good profits and add significantly to the group cash position. However, the commodity prices mask some challenging operating conditions, with production falling in the traditionally dull third quarter due to seasonal issues, industrial relations and geological conditions, however Aquarius is not unique in this regard. In planning for the long-term, we have decided to take a more strategic approach to how we operate our mines and have therefore embarked on a program of increasing development across our operations to provide improved face availability and add redundancy and mining flexibility for the long-term. We believe that this strategy is prudent and will pay dividends in the long term, ensuring that we will continue to deliver superior returns for our shareholders."*


Aquarius Platinum Quarterly PGM Production (Attributable)
150,000
100,000
50,000
0
PGM ounces
Jun 06
Sep 06
Dec 06
Mar 07
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

**Production by Mine**

| PGMs (4E) | Quarter Ended | | | |
|---|---|---|---|---|
| | Jun 2006 | Sep 2006 | Dec 2006 | Mar 2007 |
| Kroondal | 99,406 | 121,713 | 117,189 | 102,079 |
| Marikana | 31,992 | 30,865 | 39,077 | 30,148 |
| Everest | 43,838 | 41,717 | 41,191 | 40,107 |
| Mimosa | 37,395 | 42,733 | 33,345 | 34,760 |
| CTRP | 1,856 | 1,711 | 1,866 | 1,954 |
| **Total** | **214,487** | **238,739** | **232,668** | **209,048** |

**Production by Mine Attributable to Aquarius**

| PGMs (4E) | Quarter Ended | | | |
|---|---|---|---|---|
| | Jun 2006 | Sep 2006 | Dec 2006 | Mar 2007 |
| Kroondal | 49,703 | 60,856 | 58,594 | 51,039 |
| Marikana | 15,996 | 15,432 | 19,538 | 15,074 |
| Everest | 43,838 | 41,717 | 41,191 | 40,107 |
| Mimosa | 18,697 | 21,367 | 16,672 | 17,380 |
| CTRP | 928 | 855 | 933 | 977 |
| **Total** | **129,162** | **140,227** | **136,928** | **124,577** |

## Metals Prices and Foreign Exchange

Platinum, palladium, rhodium and gold all reported price increases over the quarter. Ongoing production and supply concerns in both South Africa and Russia pushed platinum higher, notably into the fourth quarter when rumours of a platinum ETF resurfaced. Platinum closed the period 10% stronger at $1,244 per ounce. Sister metal palladium added 6% over the quarter. Despite considerable above ground stocks, palladium is enjoying an improved outlook owing to its considerable discount to platinum and substitution opportunities in autocatalysts and as a cheaper jewellery metal in China. Rhodium once again led the charge for the platinum group metals, adding $650 an ounce over the quarter to close at $6,200 per ounce. While speculation would appear to account in part for these gains, rhodium's unique autocatalyst and flat screen glass applications continue to see strong demand set against supply constraints. Indeed, like all the platinum group metals, rhodium prices have continued to advance into the fourth quarter.


Platinum Group Metal Prices (Dollar per PGM ounce)
1,500
1,000
500
0
7,500
5,000
2,500
0
Pt, Pd & Au ($/oz)
Rh ($/oz)
Platinum
Rhodium
Gold
Palladium
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07

PGM basket prices reported a strong performance, buoyed by price increases across the board for platinum, palladium, rhodium and gold. At South African operations the 4 element basket price comfortably broke through R10,000 per PGM ounce, to average an achieved price of R10,054 per PGM ounce for the quarter, equal to $1,399 per PGM ounce in dollar terms. In Zimbabwe, the average achieved basket price for the quarter was $950 per PGM ounce. Once again by-products iridium, ruthenium, nickel and copper all reported strong price increases, and for the quarter collectively accounted for 8.6% of revenue at South African operations and 36% of revenue at the Mimosa mine in Zimbabwe.

**Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)**

| | Basket Prices (Quarter Ended) | | | |
|---|---|---|---|---|
| | Jun 2006 | Sep 2006 | Dec 2006 | Mar 2007 |
| Kroondal | 1,306 | 1,311 | 1,287 | 1,427 |
| Marikana | 1,275 | 1,283 | 1,270 | 1,369 |
| Everest | 1,162 | 1,199 | 1,179 | 1,331 |
| Mimosa | 854 | 958 | 934 | 950 |
| CTRP | 1,449 | 1,622 | 1,592 | 1,806 |


Platinum Group Metal Basket Prices (Dollar and Rand per PGM ounce)
$/oz
R/oz
1,500
1,000
500
0
15,000
12,000
9,000
6,000
3,000
0
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce

The Rand Dollar exchange rate marched a steady course through the quarter, opening at 6.97 and closing at 7.29. The average exchange rate achieved at South African operations was 7.18.


South African Rand: Dollar
USD : ZAR
10.00
8.00
6.00
4.00
2.00
0.00
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07

Aquarius announces consolidated earnings for the quarter to 31 March 2007 of $47.9 million (US 56.3 cents per share) as the Group continues to deliver increased profits at a time of good PGM metal prices. The results represent a 158% increase compared to the previous corresponding period, March 2006. Cash earnings (before depreciation and amortisation) were $58.3 million (US 68.9 cents per share).

**Aquarius Attributable Production and Net Profit Summary**

| | Quarter ended Mar 2007 | Quarter ended Mar 2006 | 9 months ended Mar 2007 | FY ended Jun 2006 |
|---|---|---|---|---|
| PGM Production (4E) | 124,577 | 120,105 | 401,724 | 447,693 |
| Net Profit After Tax & Outside Equity Interests | $47.9m | $18.6m | $133.3m | $85.6m |

Production of PGMs attributable to shareholders of Aquarius was 124,577 PGM ounces, down 9% from the previous quarter ended December 2006. Lower production in the quarter was due to a combination of an extended holiday period, labour shortages, industrial relations issues and equipment failures in Zimbabwe.

Revenue for the quarter, net of currency adjustments, was $197.7 million. Higher PGM metal prices recorded during the quarter, up an average 12%, supported a strong cash flow stream resulting in an increase in Group cash of $79.4 million for the quarter. Finance charges for the quarter were consistent at $3.3 million. This included a non-cash interest charge of $0.8 million being the unwinding of the discount relating to the movement in the net present value of the Kroondal and Marikana rehabilitation provisions. Interest income for the quarter was $4.9 million, up $1.9 million from the previous quarter reflecting increased cash reserves at the Group.

Cost of sales on a unit of production basis were up for the quarter due to lower production, ongoing development costs, notably at the Kroondal K5 Project and fluctuating grade achieved and lower concentrator recovery levels.

Depreciation and amortisation was higher at $8.7 million. Amortisation arising from the fair value uplift of mineral rights at $1.6 million was in line with the previous corresponding period.

Aquarius group cash balances at 31 March 2007 were $343.0 million, an increase of $79.4 million since December 2006. Material cash flow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $7 million, $6.3 million in income tax paid and dividends paid of $10 million. Included in the cash balance is R342.5 million earmarked for the buyback of 3.5% of AQPSA from SavCon, anticipated in April.

Kroondal's cash costs per ROM ton for the quarter increased by 6% to R224 per ton compared to R211 in the previous quarter, due to decreased volumes. Cash costs per PGM ounce increased by 10% to R3,281 due mainly to the new K5 shaft ramping up and the decreased PGM production due to lower volumes and grade variance. These costs include R366 per PGM ounce of decline development costs comprising ledging and sinking. Secondary development costs represented R70 per PGM ounce.

Marikana's cash costs per ROM ton for the quarter increased by 32% to R395 per ton due to a 23% decrease in production for the quarter. Lower production at Marikana was due to similar reasons as experienced at Kroondal being the extended holiday period and labour shortages caused by industrial actions. On a PGM ounce basis, cash costs increased by 44% to R5,977 per PGM ounce due to:

- a higher stripping ratio at the open pit
- lower concentrator recoveries at 62%, down 11% from the prior quarter due to increased amounts of oxidised ore
- a 33% increase in decline development cash costs which accounts for R577 per PGM ounce

Everest's cash costs per ROM ton for the quarter increased by 13% to R258 per ton due to the higher consumption of underground ore as opposed to open pit ore. Open pit ore reduced to 13% of total production compared to 25% in the previous quarter. Whilst costs per ROM ton increased due to the increased ratio of underground mined tons, cash costs on a PGM ounce basis decreased 2% to R3,504 per PGM ounce due to improved plant head grades (up 5%) and concentrator recoveries (up 11%).

Mimosa realised a cash cost per PGM ounce of US$396 (negative $154 per ounce after by-product credits) compared with the previous quarter's figure of US$446 per ounce (negative $52 per ounce after by-product credits. By-product revenue from base metals contributed 36% of gross revenue for the quarter

The CTRP operation has recorded marginal improvements with production up to 1,954 PGM ounces (Aquarius' share: 977 PGM ounces).

## FINANCIALS

**Aquarius Platinum Limited**
**Consolidated Income Statement**
**Quarter ended 31 March 2007**
**$'000**

| | Note: | Quarter ended* 31/03/07 | Nine Months ended* 31/03/07 | Financial Year ended 30/06/06 |
|---|---|---|---|---|
| ***Aquarius PGM Production (attributable ounces)*** | | ***124,577*** | ***401,724*** | ***447,693*** |
| Revenue | *(i)* | 189,584 | 520,358 | 426,569 |
| Foreign exchange gain/(loss) | *(ii)* | 8,131 | 5,217 | 13,228 |
| Cost of Sales | *(iii)* | (76,043) | (214,866) | (223,064) |
| **Gross Profit** | | **121,672** | **310,709** | **216,733** |
| Amortisation of fair value uplift of mineral properties | | (1,635) | (5,391) | (7,162) |
| **Gross profit after amortisation of fair value uplift** | | **120,037** | **305,318** | **209,571** |
| Admin & other operating costs | | (2,692) | (6,266) | (8,027) |
| Other FX movements | *(iv)* | (2,147) | 2,451 | 913 |
| Finance costs | *(v)* | (3,260) | (10,582) | (10,383) |
| **Profit before tax** | | **111,938** | **290,921** | **192,074** |
| Income tax expense | | (30,840) | (77,015) | (51,071) |
| **Profit after tax** | | **81,098** | **213,906** | **141,003** |
| Minority interest | *(vi)* | (33,168) | (80,606) | (55,373) |
| **Net profit** | | **47,930** | **133,300** | **85,630** |
| *EPS (basic – cents)* | | *56.34* | *156.70* | *100.87* |

**Unaudited*

**Notes on the March 2007 Consolidated Income Statement**

(i) Revenue higher due to improved PGM and base metal prices during the quarter

(ii) Reflects effects of adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline

(iii) Cost of sales per PGM ounce rose due to lower quarter's production at Kroondal and Marikana

(iv) Reflects foreign exchange movements on net monetary assets

(v) Finance costs includes group debt $0.6 million, pipeline finance $1.9 million and unwinding of rehab provision $0.8 million

(vi) Minority interests reflect 49.5% outside equity interest of the Savannah Consortium (SavCon) and Impala Platinum Holdings Limited (Implats) in AQPSA

**Aquarius Platinum Limited**
**Consolidated Cash flow Statement**
**Quarter ended 31 March 2007**
**$'000**

| | Note: | Quarter ended* 31/03/07 | Nine Months ended* 31/03/07 | Financial Year ended 30/06/06 |
|---|---|---|---|---|
| Net operating cash inflow | *(i)* | 100,398 | 259,423 | 175,531 |
| Net investing cash outflow | *(ii)* | (7,514) | (33,003) | (112,880) |
| Net financing cash outflow | *(iii)* | (7,668) | (44,564) | 27,161 |
| **Net increase (decrease) in cash held** | | **85,216** | **181,856** | **89,812** |
| Opening cash balance | | 263,561 | 162,425 | 75,251 |
| Exchange rate movement on cash | | (5,821) | (1,325) | (2,638) |
| **Closing cash balance** | | **342,956** | **342,956** | **162,425** |

* *Unaudited*

## Notes on the March 2007 Consolidated Cash flow Statement

(i) Net operating cash flow includes $105 million inflow from operations, income tax paid of $6.3 million and net finance income of $1.7 million

(ii) Reflects development and plant and equipment expenditure of $7.5 million

(iii) Includes dividend paid to shareholders $10 million and proceeds from the exercise of employee options of $2.5 million

## Aquarius Platinum Limited
## Consolidated Balance Sheet
## At 31 March 2007
## $'000

| | Note: | Quarter ended* 31/03/07 | Financial Year ended 30/06/06 |
|---|---|---|---|
| **Assets** | | | |
| Cash assets | | 342,956 | 162,425 |
| Current receivables | *(i)* | 90,362 | 66,721 |
| Other current assets | *(ii)* | 23,739 | 19,828 |
| Property, plant and equipment | *(iii)* | 207,921 | 206,626 |
| Mining assets | *(iv)* | 275,296 | 247,601 |
| Other non-current assets | | 9,013 | 6,994 |
| **Total assets** | | **949,287** | **710,195** |
| **Liabilities** | | | |
| Current liabilities | *(v)* | 60,985 | 35,463 |
| Non-current payables | *(vi)* | 120,933 | 130,104 |
| Non-current interest-bearing liabilities | *(vii)* | 35,877 | 45,372 |
| Other non-current liabilities | *(viii)* | 145,001 | 105,419 |
| **Total Liabilities** | | **362,796** | **316,358** |
| **Net assets** | | **586,491** | **393,837** |
| **Equity** | | | |
| Parent entity interest | | 428,266 | 315,559 |
| Minority interest | | 158,225 | 78,278 |
| **Total Equity** | | **586,491** | **393,837** |

** Unaudited*

### Notes on the March 2007 Consolidated Balance Sheet

(i) Reflects debtors receivable on increased PGM concentrate sales

(ii) Reflects PGM concentrate inventory

(iii) Represents fixed assets within the Group

(iv) Mining assets reflects Kroondal, Marikana, Mimosa and Everest mining (mining rights) assets

(v) Includes tax payable ($22 million) and creditors ($38 million)

(vi) Includes BEE deferred settlement proceeds ($10.5 million) and non-interest bearing portion of AQPSA shareholder loans (Implats $48 million and SavCon $60 million)

(vii) Includes interest bearing debt payable to RMB ($27 million), interest bearing shareholder loan SavCon ($7 million)

(viii) Reflects deferred tax liabilities $101 million and provision for closure costs $44 million

## AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

### P&SA 1 at Kroondal

#### Safety

The 12-month rolling average DIIR for the quarter improved from 0.93 in the previous quarter to 0.86 in the third quarter. The mine achieved a record two million fatality free shifts on 23 February 2007, an excellent performance. However a fatality occurred on 26 March 2007, at the far west section of Central Shaft, when a belt attendant was fatally injured in a conveyor belt related accident. An official inquiry was held by the DME and a risk assessment was done by an external auditor.

#### Mining

- The mine recorded production of 95,950 openpit tons and 1,398,000 underground tons
- K5 Project remains on schedule
- Head grade fell to 2.80g/t

#### Processing

- Plant processed 1,497,000 tons
- Production fell to 102,079 PGM ounces
- Concentrator recoveries fell to 76.4% from 77.3% in the previous quarter


P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Jun 06
Sep 06
Dec 06
Mar 07
Production
Cash Costs

#### Revenue

Revenue at Kroondal increased 18% to R1.138 million for the quarter (Aquarius share: R569 million). The increase was a result of a 11% increase for the quarter in the $ PGM basket price. The cash margin for the quarter increased to 71% compared to 64% in the previous quarter.

**Operations**

Production totalled 1.494,000 tons. Openpit production fell by 35% to 95,950 tonnes and underground production decreased by 8% to 1,398 million tons. During the quarter, production was adversely impacted for the following reasons:

- 10% reduction in production shifts due to the Christmas and New Year holidays (falls into 3rd Quarter)
- Slow start following the Christmas New Year break and shortage of critical labour at that time
- Work stoppages and go-slow action in certain pay grades

Tons processed declined by 10% to 1,497,000 tons, including 72,896 tons of opencast material.

Over the quarter, stockpiles decreased to 36,000 tons. For the quarter a tonnage discrepancy was recorded of 61,000 tons due to a 3% weightometer error and a 1% moisture variance.

The head grade decreased to 2.80g/t compared to 2.85g/t in the previous quarter. This reduction was due to the contribution of material from the new K5 Shaft where excessive dilution was caused by an increase in the hanging-wall waste parting and an increase in the internal waste. Subsequent to the period end, the dilution has improved slightly.

Development decreased during the quarter for the same reasons as production; however, development will increase in the fourth quarter to sustain the necessary redundancy requirements. Although some momentum was lost on development, the strategy at Kroondal will continue to provide for an increase in development at current metal prices. This will ensure optimum redundancy across the operation, and provide adequate face length to achieve planned volumes into the future.

Plant recoveries decreased to 76.4% compared to 77.3% the previous quarter.

PGM production decreased by 13% to 102,079 PGM oz (Aquarius attributable: 51,039 PGM ounces).

**Kroondal: Metal in concentrate produced (PGM ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs | PGMs attributable to Aquarius |
|---|---|---|---|---|---|---|
| **Mar 2007** | **61,240** | **29,593** | **10,720** | **526** | **102,079** | **51,039** |
| Dec 2006 | 70,522 | 33,748 | 12,295 | 624 | 117,189 | 58,594 |
| Sep 2006 | 73,239 | 35,166 | 12,679 | 629 | 121,713 | 60,856 |
| Jun 2006 | 59,057 | 29,194 | 10,649 | 506 | 99,406 | 49,703 |

**Operating Cash Costs**

Cash costs increased by 6% to R224 per ROM ton. Consequently, cash costs per PGM ounce for the quarter increased by 10% to R3,281. The increase in cost is mainly due to the new K5 shaft ramping up and the decrease in PGM production due to lower volumes and grade variance.

**Kroondal: Operating Cash Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Kroondal** | R 3,281 per PGM ounce | R 2,700 per PGE ounce | R 2,512 per PGE ounce |

Operating cash costs include ledging and primary development costs of R366 per PGM ounce (down 15% on the previous quarter), secondary development costs of R70 per PGM ounce (down 7% on previous quarter) and engineering infrastructure costs of R235 per PGM ounce (down 3% on previous quarter). Cash cost of stoping for Kroondal was R2,610 per PGM ounce, a 17% increase compared to the previous quarter. It should also be noted that operating costs also include costs associated with the new K5

shaft of R171 per PGM ounce. The K5 Shaft is in a ramp-up phase and therefore attracts high relative unit costs at this stage.

**Kroondal Operating Cash Costs Reconciliation**

| **Rand per PGM ounce** | **Q2 (Dec 2006)** | **Q3 (Mar 2007)** | ***Variance*** |
|---|---|---|---|
| Cash costs | 2,982 | 3,281 | *-10%* |
| Ledging and primary development costs | (429) | (366) | *15%* |
| Secondary development costs | (75) | (70) | *7%* |
| Engineering infrastructure costs | (243) | (235) | *3%* |
| Cash cost after adjustments | 2,235 | 2,610 | *-17%* |

**K5 Project Capital Expenditure**

During the quarter R42 million was spent on amongst others: R22 million for initial strike and dip conveyor extensions; R10 million for K5 surface infrastructure and dip conveyor extensions and R9 million on the K5 rail-link.

**K5 Project**

The appointed contractor Deilmann-Haniel (SA) (Pty) Ltd continues to perform satisfactorily.

During the quarter, a total of 783 meters of development were completed, including 526 meters decline sinking. The mining of the chairlift excavation re-commenced following completion of the No. 1 vent raise. The drop-raise from the base of No. 1 vent shaft to the reef horizon was completed with the temporary fan arrangement now being installed.

Stoping and development are progressing well against a backdrop of some challenging geological conditions, most notably, variations in the parting widths between both the main and leader reefs and also within the leader reef itself. These variances coupled with numerous small faults create higher than anticipated mining widths requiring extra support and resulting in higher dilution.

## P&SA2 at Marikana

### Safety

The 12-month rolling DIIR improved from 0.43 to 0.36.

### Mining

- The mine recorded production of 296,546 openpit tons and 146,564 underground tons
- At the end of the quarter, the stockpile decreased 7% to 183,000 tons

### Processing

- Total of 456,522 ROM tons were processed during the quarter
- Recoveries fell to 62% due to a higher feed of oxidised opencast material
- Production decreased 23% to 30,148 PGM ounces (Aquarius attributable: 15,074 PGM ounces)


P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
50,000
40,000
30,000
20,000
10,000
0
Rand Cash Costs per PGM ounce
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jun 06
Sep 06
Dec 06
Mar 07
Production
Cash Costs

### Revenue

The PGM basket price for the quarter averaged $1,369 per PGM ounce, 8% higher than the previous quarter. Mine revenue increased to R333 million for the quarter (AQPSA share R167 million). The cash margin for the quarter fell to 46% from 50%.

### Operations

Total production decreased 22% to 443,110 ROM tons for the quarter, with one third coming from underground production and two thirds from openpit. Openpit production decreased by 22% to 296,546 tons. During the quarter, production was adversely impacted due to the following reasons:

- 20% reduction in production shifts due to the Christmas New Year holidays (falls into 3rd Quarter)
- Slow start following the Christmas break and shortage of critical labour
- Work stoppages and go-slow action
- Strike belt outages

The Open cast operation was replanned and rescheduled in January 2007. This resulted in an increase in stripping ratios that will continue for the remainder of the financial year. This included production in March of 20,268 tons from the Fingers opencast operation.

Underground production decreased by 22% to 146,564 tons. At No. 4 Shaft 1,051 meters of primary development was completed during the quarter and at No. 1 Shaft 335 metres of primary development was completed. After the Christmas break an unanticipated shortage of Rock Drill Operators was experienced due to a large number not returning from vacation. An intermediate solution to the labour shortage was to hire labour from labour hire companies. Industrial action by the Load Haul Dumper drivers aggravated the situation and ultimately impacted negatively on underground production volumes. Infill drilling is continuing at No. 4 Shaft in addition to surface-core drilling to better understand the geological disturbances.

At No. 2 Shaft, the high wall support and portal civil works were completed. Development recommenced of the man and material decline shaft towards the end of the quarter.

At the quarter end the stockpile totalled 183,000 tonnes, comprising 171,000 opencast and 12,000 underground tonnes respectively.

A total of 456,522 tons were processed during the quarter, comprising 161,851 tons of underground and 294,671 tons of opencast material. A mechanical failure in the tailings thickener at Marikana resulted in a three-day production stoppage.

On the P&SA2 Project, expansion capital totalled R7.2 million for the quarter. The total expansion capital expenditure to date is R99 million (AQPSA share: R49.5 million).

**Marikana: Metal in concentrate produced (PGM ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs | PGMs attributable to Aquarius |
|---|---|---|---|---|---|---|
| **Mar 2007** | **18,525** | **8,595** | **2,794** | **234** | **30,148** | **15,074** |
| Dec 2006 | 23,627 | 11,218 | 3,941 | 291 | 39,077 | 19,538 |
| Sep 2006 | 18,588 | 8,944 | 3,098 | 235 | 30,865 | 15,432 |
| Jun 2006 | 19,036 | 9,531 | 3,162 | 263 | 31,992 | 15,996 |

**Operating Cash Costs**

Cash cost per ROM ton increased by 32% to R395 per ROM ton due to decreased production volumes. The cash cost per PGM ounce increased by 44% to R5,977 per PGM ounce. The increase is attributed to the increase in the stripping ratio and associated high development costs. Stripping costs for the third quarter where high as openpit production was accelerated to compensate for geological losses suffered at No. 4 Shaft during its development and over-stripping for the start-up of the Fingers openpit operation. Development costs which form part of the cash costs per PGM ounce increased by 33% from the previous quarter to R577 per PGM ounce.

**Marikana: Operating Cash Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Marikana** | R 5,977 per PGM ounce | R 4,955 per PGE ounce | R 4,628 per PGE ounce |

**Contractor dispute with Moolman Mining**

Moolman Mining was the primary opencast mining contractor employed at the Marikana Mine from start up in May 2002 until December 2005. In December 2005, AQPSA resiled from the contract with Moolman Mining on discovering misrepresentations by Moolman which induced the contract. Moolman has been replaced by MCC as opencast contractor at Marikana.

In April 2006, AQPSA instituted action against Moolman arising from the misrepresentation. The action includes a damages component. In May 2006, AQPSA served an application to stay the arbitration in respect of the Rise and Fall claim pending the determination of the action. In September 2006, AQPSA received Moolman's response in the application to stay the arbitration as well as a plea to the action. Moolmans delivered a conditional counterclaim, comprising four components in an aggregate amount of ZAR472 million. The AQPSA legal team requested additional documentation from Moolman Mining to prepare a reply in the application proceedings and a plea to the conditional counterclaims, which reply was due on 4 December 2006. The requested documents were however not forthcoming and as a result, the replying affidavit could only be delivered on 19 March 2007.

Moolman Mining purported to set the application down for hearing in the High Court during the last week of August 2007 and AQPSA has objected to the set down as it is irregular. It is not anticipated that the application will be heard during August 2007 and will be delayed for some time.

## Everest Platinum Mine

### Safety

The 12-month rolling DIIR deteriorated to 0.58 from 0.52. Regrettably on 20 January 2007 a rock drill operator was fatally injured when he was struck by an underground load haul dumper. An internal investigation was completed by AQPSA and a separate investigation performed by the Department of Minerals and Energy; however, the DME report has not yet been issued. Remedial actions arising from the internal investigation are in process of implementation. Four lost-time injuries occurred during the quarter. Safety initiatives continue to focus on fall-of-ground prevention and materials handling.

### Mining

- Underground ore production decreased by 5% to 463,202 tons due to fewer mining shifts
- Opencast operations production decreased to 69,568 tons
- Opencast mining extension through the South-West Pit continued

### Processing

- Plant processed 544,016 tons, a 17% decrease compared to the previous quarter
- Recoveries increased to 78% from 70% in the previous quarter
- Production fell 3% to 40,107 PGM ounces


Everest PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM Ounces)
Rand Cash Costs per PGM Ounce
50,000
40,000
30,000
20,000
10,000
0
5,000
4,000
3,000
2,000
1,000
0
Jun 06
Sep 06
Dec 06
Mar 07
Production
Cash Costs

### Revenue

Revenue at Everest increased 24% to R416 million for the quarter. The average PGM basket price for the quarter increased to $1,331 per PGM ounce. The cash margin for the quarter increased to 66% from 56% in the previous quarter.

### Operations

Opencast and underground mining produced a total 532,870 tons, an 18% decrease compared to the previous quarter, with the production balance roughly 87% from underground and 13% from opencast and operations respectively.

Opencast mining production decreased to 69,568 tons largely comprising high grade and high cost tons from the deeper areas of the South-West Pit compared to 164,312 tons in the previous quarter from low-cost low-grade tons from the North Pit). Production capacity was limited by the small reserve in the south-west pit and the boulder laden nature of the overburden. The reduction in opencast production, high boulder volumes and the high stripping ratios inherent in the south-west pit extension resulted in an increase in opencast mining unit cost.

Underground on-reef development and the establishment of stoping sections continued during the quarter. Development was hampered by poor ground conditions, resulting in a 5% decrease in production from 487,114 tons to 463,202 tons. The decrease is primarily attributable to the Christmas break resulting in a 10% reduction in mining shifts compared to the previous quarter. In addition, the performance of the underground mining contractor, Shaft Sinkers Mining (Pty) Ltd, was below expectation, because of high personnel absenteeism and poor availability of trackless equipment. Shaft Sinkers initiated action plans to improve trackless equipment availability and address absenteeism through the application of disciplinary codes.

The underground head grade was consistent with the previous quarter whilst underground mining unit costs showed a slight increase due to inflationary increases.

The plant head grade for the quarter improved to 2.94 g/t from 2.79 g/t in the previous quarter due to a reduction in low-grade opencast material.

Concentrator throughput was 544,016 tons milled for the period, with 11,246 tons consumed from the stockpile, which fell to 2,497 tons at the end of the quarter. Both the primary and secondary mills were relined during the period. Recoveries improved to 78% from 70% due to a reduction in oxidised opencast material, increased reagent addition and improved process stability resulting from the implementation of advanced flotation process control systems. The grade and recovery improvement had a significant positive impact on the PGM yield. Although the tonnage throughput was 21% less than the previous quarter, the PGM output was only 3% less at 40,107 PGM ounces.

**Everest: Metal in concentrate produced (PGM ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs (4E) |
|---|---|---|---|---|---|
| **Mar 2007** | **23,561** | **12,359** | **3,845** | **342** | **40,107** |
| Dec 2006 | 23,495 | 13,484 | 3,838 | 374 | 41,191 |
| Sep 2006 | 23,459 | 14,140 | 3,697 | 421 | 41,717 |
| Jun 2006 | 24,699 | 14,844 | 3,817 | 478 | 43,838 |

**Operating Cash Costs**

Cash costs increased by 15% to R258 per ROM ton milled in line with the increased ratio of underground tons at higher cost. Although opencast volumes reduced, the unit cost increased due to increased stripping ratios. Process plant unit costs increased as a result of the higher reagent consumption, mill reline costs and the lower throughput. As a consequence of improved grades and recoveries, cash costs per PGM ounce for the quarter decreased by 2% to R3,504 per PGM ounce.

**Everest Operating Cash Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Everest** | R3,504* per PGM ounce | R 2,921 per PGE ounce | R 2,697 per PGE ounce |

**As adjusted for IFRIC-4 (determining whether an arrangement contains a lease) by R132 per PGM ounce*

## MIMOSA INVESTMENTS (Aquarius Platinum 50%)

### Mimosa Platinum Mine

#### Safety

The 12-month rolling average DIIR improved to 0.50 for the quarter from 0.52 in the previous quarter

#### Mining

- Underground production increased 4% to 463,446 tons
- The surface stockpile increased to a total 393,280 tons at the end of the quarter

#### Processing

- Plant milling operations seriously affected by the of the tertiary crusher breakdown
- Concentrator plant recoveries improved to 77.7% from 77.3%
- Total mine production increased 4% to 34,760 PGM ounces

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce (Including 12-month rolling-average)


50,000
40,000
30,000
20,000
10,000
0
Production (PGM ounces)
500
400
300
200
100
0
-100
-200
-300
-400
-500
$ Cash Cost per PGM ounce
Jun 06
Sep 06
Dec 06
Mar 07
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

#### Revenue

The average achieved PGM basket price for the quarter increased 1% to $950 per PGM ounce. The average nickel price over the quarter rose by 17% to $15.21 per pound from $13.03 per pound in the previous quarter. Together with a contribution from base metals of approximately 36% of gross revenue, sales revenue for the quarter totalled $47.0 million, an increase of $2.7 million when compared to the previous quarter. The gross cash margin increased to 72% from 68% in the previous quarter.

### Operations

During the quarter mining operations hoisted 463,446 tons compared to 456,740 tons in the previous quarter. Tons milled during the quarter totalled 378,549 tons, with the balance going to the stockpile, which totaled 393,280 tons at the quarter end using the reconciliation method.

The average plant head grade was constant at 3.68g/t, compared to 3.67 g/t in the previous quarter.

Tons processed totalled 378,549, a 4% increase compared to the previous quarter. The anticipated increase in processing following the plant shutdowns in the previous quarters was not realised due to a failure of the tertiary crusher which required extended repairs in South Africa. The situation is now back to normal, though, despite the odds, recoveries for the quarter increased by 0.4% in the quarter to 77.7%. and PGM production during the third quarter increased 4% to 34,760 ounces (Aquarius attributable: 17,380 ounces).

**Mimosa: PGMs in concentrate produced (ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs | PGMs attributable to Aquarius |
|---|---|---|---|---|---|---|
| **Mar 2007** | **17,624** | **13,380** | **1,355** | **2,401** | **34,760** | **17,380** |
| Dec 2006 | 16,810 | 12,856 | 1,316 | 2,363 | 33,345 | 16,672 |
| Sep 2006 | 21,613 | 16,486 | 1,671 | 2,963 | 42,733 | 21,367 |
| Jun 2006 | 18,904 | 14,417 | 1,475 | 2,599 | 37,395 | 18,697 |

**Mimosa: Base Metals in concentrate produced (tons)**

| | Mine Production | | | Attributable to Aquarius | | |
|---|---|---|---|---|---|---|
| **Quarter ended** | **Ni** | **Cu** | **Co** | **Ni** | **Cu** | **Co** |
| **Mar 2007** | **468** | **394** | **15** | **234** | **197** | **7.5** |
| Dec 2006 | 449 | 377 | 14 | 225 | 189 | 7 |
| Sep 2006 | 574 | 475 | 18 | 287 | 238 | 9 |
| Jun 2006 | 506 | 423 | 15 | 253 | 211 | 7 |

### Operating Cash Costs

Cash costs for the quarter decreased to $396 per PGM ounce, an 11% decrease compared to the previous quarter's figure of $446 per PGM ounce.

Net of by-products, however, cash costs were negative at -$154 per PGM ounce, compared to -$52 per PGM ounce in the previous quarter, primarily due to the high nickel price.

**Mimosa Operating Cash Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 4E net of by-products (Ni, Cu& Co) |
|---|---|---|---|
| **Mimosa** | $396 per PGM ounce | $374 per PGE ounce | ($154) per PGE ounce |

## AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

### Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

#### Safety

The DIIR is zero. No Lost Time Accidents have occurred since the project commenced.

#### Processing

- Material processed steady at 44,000 tons
- Grade improved by 11% to 4.98 g/t
- Recoveries decreased to 28%
- Production increased 5% to 1,954 PGM ounces


CTRP PGM Production & Rand Cash Costs per PGM Ounce
Production PGM Ounces
2,500
2,000
1,500
1,000
500
0
Rand Cash Cost per PGM Ounce
5,000
4,000
3,000
2,000
1,000
0
Jun 06
Sep 06
Dec 06
Mar 07
Production
Cash Costs

#### Revenue

The PGM basket price for the quarter increased 13% to $1,806 per PGM ounce. Revenue for the quarter increased to R23 million (Aquarius attributable: R11.5 million). The cash margin remained high at 77%.

#### Operations

A total 44,000 tons were processed for the quarter producing 1,954 PGM ounces, an increase of 5% (Aquarius attributable: 977 PGM ounces). This material had an 11% higher head grade at 4.98g/t than the material processed in the previous quarter, however, concentrator recoveries were lower at 28%. The principle reason for the fall in recoveries was that less current arising (fresh material with a lower head grade and higher recovery) and more dump material (oxidized material with a higher head grade and lower recovery) was processed due to the availability of material from the different sources.

**Operating Costs**

Cash costs increased by 28% to $2,750 per PGM ounce. The increase was due to a price participation element in the cost of the feed and major spares that are purchased on a six monthly interval.

**CTRP Operating Cash Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 4E net of by-products (Ni, Cu& Co) |
|---|---|---|---|
| **CTRP** | R2,750 per PGM ounce | R1,699 per PGE ounce | R1,338 per PGE ounce |

## CORPORATE MATTERS

### Directorate Changes

On 12 March 2007, Mr Patrick Quirk resigned as a director of the Company to concentrate on his private business interests. The directors wish to record their sincere appreciation for the outstanding contribution Mr Quirk has made to the Company in his capacity as director over the last five years, and wish him well in his future endeavours.

### Aquarius advances purchase of 3.5% of South African subsidiary from SavCon

SavCon have notified Aquarius that the completion of the acquisition of a 3.5% equity interest in AQPSA from SavCon for a cash consideration of ZAR 342.5 million, as first announced in November 2006, may now complete in April 2007, following receipt of the necessary consent from the South African Department of Minerals and Energy.

### AQPSA Management Changes

In March 2007, Gert Ackerman retired as Managing Director of AQPSA. He continues to work for the group as a consultant, primarily involved with the implementation of social, labour and development plans.

Mr Anton Wheeler has in turn been appointed Managing Director of AQPSA. Mr Wheeler joined Aquarius in April 2006 as Operations Director, responsible for the day-to-day management of Aquarius Platinum's South African operations.

*More information on all the corporate matters can be found at www.aquariusplatinum.com*

## Statistical Information: Kroondal P&SA1

| Data reflects 100% of mine operations | Unit | Current Quarter Mar 2007 | Previous Quarter Dec 2006 | % Change Quarter on Quarter | Current 9 months Mar 07 | Previous 9 months Mar 06 | % Change Period on Period |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIIR | Rate/200,000 man hours | 0.86 | 0.93 | 8 | 0.86 | 0.93 | 8 |
| **Revenue** | | | | | | | |
| Gross Revenue | R'M | 1,138 | 963 | 18 | 3,054 | 1,912 | 60 |
| PGM basket Price | $/oz | 1,427 | 1,287 | 11 | 1,342 | 942 | 42 |
| Gross cash margin | % | 71 | 64 | 10 | 67 | 56 | 19 |
| Nickel Price | $/lb | 18.79 | 15.02 | 25 | 15.68 | 6.35 | 147 |
| Copper Price | $/lb | 2.69 | 3.21 | (16) | 3.12 | 1.97 | 59 |
| Ave R/$ rate | | 7.18 | 7.36 | (2) | 7.21 | 6.39 | 13 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 224 | 211 | 6 | 210 | 180 | 17 |
| | $/ton | 31 | 29 | 7 | 29 | 28 | 4 |
| Per PGM oz (3E+Au) | R/oz | 3,281 | 2,982 | 10 | 2,990 | 2,476 | 21 |
| | $/oz | 457 | 405 | 13 | 414 | 388 | 7 |
| Per PGE (5E+Au) | R/oz | 2,700 | 2,453 | 10 | 2,461 | 2,039 | 21 |
| | $/oz | 376 | 333 | 13 | 341 | 319 | 7 |
| **Capex** | | | | | | | |
| Current/Sustaining 100% | R000s | 41,758 | 93,378 | (55) | 166,409 | 38,761 | 329 |
| | $'000s | 5,812 | 12,687 | (54) | 23,067 | 6,070 | 280 |
| Expansion 100% | R000s | - | - | - | - | 43,306 | (100) |
| | $'000s | - | - | - | - | 6,782 | (100) |
| **Tons Mined** | | | | | | | |
| Underground | ROM Ton '000 | 1,398 | 1,514 | (8) | 4,617 | 4,454 | 4 |
| Open Pit | ROM Ton '000 | 96 | 147 | (35) | 438 | 154 | 185 |
| Total | ROM Ton '000 | 1,494 | 1,661 | (10) | 5,055 | 4,608 | 10 |
| **Surface Stockpiles** | | | | | | | |
| Underground Ore | ROM Ton '000 | 13 | 54.00 | (76) | 13 | | |
| Open Pit Ore | ROM Ton '000 | 23 | 46 | (50) | 23 | | |
| Total | ROM Ton '000 | 36 | 100 | (64) | 36 | 25 | 44 |
| **Tons Processed** | | | | | | | |
| Underground | ROM Ton '000 | 1,424 | 1,551 | (8) | 4,527 | 4,331 | 5 |
| Open Pit | ROM Ton '000 | 73 | 107 | (32) | 328 | 357 | (8) |
| Total | ROM Ton '000 | 1,497 | 1,658 | (10) | 4,855 | 4,688 | 4 |
| **Grade** | | | | | | | |
| Plant Head | g/t | 2.80 | 2.85 | (2) | 2.84 | 2.90 | (2) |
| Recoveries | % | 76 | 77 | (1) | 77 | 78 | (1) |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 61,239 | 70,522 | (13) | 205,000 | 203,207 | 1 |
| Palladium | Ozs | 29,593 | 33,748 | (12) | 98,507 | 99,124 | (1) |
| Rhodium | Ozs | 10,720 | 12,295 | (13) | 35,694 | 36,014 | (1) |
| Gold | Ozs | 526 | 624 | (16) | 1,779 | 1,694 | 5 |
| Total PGM (3E+Au) | Ozs | 102,079 | 117,189 | (13) | 340,981 | 340,039 | 0 |
| Iridium | Ozs | 4,175 | 4,782 | (13) | 13,953 | 14,133 | (1) |
| Ruthenium | Ozs | 17,794 | 20,489 | (13) | 59,335 | 58,718 | 1 |
| Total PGE (5E+Au) | Ozs | 124,047 | 142,460 | (13) | 414,269 | 412,890 | 0 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 103 | 113 | (9) | 333 | 326 | 2 |
| Copper | Tonnes | 46 | 49 | (6) | 145 | 147 | (1) |
| Chromite (000) | Tonnes | 84 | 106 | (21) | 278 | 373 | (25) |

## Statistical Information: Marikana P&SA2

| Data reflects 100% of mine operations | Unit | Current Quarter Mar 2007 | Previous Quarter Dec 2006 | % Change Quarter on Quarter | Current 9 months Mar 07 | Previous 9 months Mar 06 | % Change Period on Period |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIIR | Rate/200,000 man hours | 0.36 | 0.43 | 19 | 0.36 | 0.32 | (11) |
| **Revenue** | | | | | | | |
| Gross Revenue | R'M | 333 | 324 | 3 | 912 | 297 | 207 |
| PGM basket Price | $/oz | 1,369 | 1,270 | 8 | 1,307 | 918 | 42 |
| Gross cash margin | % | 46 | 50 | (8) | 46 | 1.0 | 4,549 |
| Nickel Price | $/lb | 18.79 | 15.02 | 25 | 15.68 | 6.35 | 147 |
| Copper Price | $/lb | 2.69 | 3.21 | (16) | 3.12 | 197 | (98) |
| Ave R/$ rate | | 7.18 | 7.36 | (2) | 7.21 | 6.39 | 13 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 395 | 299 | 32 | 338 | 353 | (4) |
| | $/ton | 55 | 41 | 34 | 47 | 55 | (15) |
| Per PGM oz (3E+Au) | R/oz | 5,977 | 4,147 | 44 | 4,879 | 5,427 | (10) |
| | $/oz | 832 | 563 | 48 | 676 | 850 | (20) |
| Per PGE (5E+Au) | R/oz | 4,955 | 3,402 | 46 | 4,022 | 4,509 | (11) |
| | $/oz | 690 | 462 | 49 | 558 | 706 | (21) |
| **Capital expenditure** | | | | | | | |
| Current/Sustaining 100% | R'000s | 53,240 | 22,877 | 133 | 78,747 | 7,948 | 891 |
| | $'000s | 7,410 | 3,108 | 138 | 10,916 | 1,245 | 777 |
| Expansion 100% | R'000s | (22,672) | 45,526 | (150) | 68,324 | 58,738 | 16 |
| | $'000s | (3,156) | 6,186 | (151) | 9,471 | 9,199 | 3 |
| **Tons Mined** | | | | | | | |
| Underground | ROM Ton '000 | 147 | 189 | (22) | 504 | 102 | 393 |
| Open Pit | ROM Ton '000 | 297 | 383 | (22) | 1,020 | 718 | 42 |
| Total | ROM Ton '000 | 444 | 572 | (22) | 1,524 | 820 | 86 |
| **Surface Stockpiles** | | | | | | | |
| Underground Ore | ROM Ton '000 | 12 | 25 | (52) | 12 | 23 | (49) |
| Open Pit Ore | ROM Ton '000 | 171 | 171 | 0 | 171 | 101 | 70 |
| Total | ROM Ton '000 | 183 | 196 | (7) | 183 | 124 | 47 |
| **Tons Processed** | | | | | | | |
| Underground | ROM Ton '000 | 163 | 202 | (19) | 500 | 79 | 533 |
| Open Pit | ROM Ton '000 | 293 | 340 | (14) | 944 | 751 | 26 |
| Total | ROM Ton '000 | 457 | 542 | (16) | 1,444 | 830 | 74 |
| **Grade** | | | | | | | |
| Plant Head | g/t | 3.33 | 3.26 | 2 | 3.23 | 3.22 | 0 |
| Recoveries | % | 62 | 69 | (11) | 67.04 | 63 | 6 |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 18,525 | 23,627 | (22) | 60,741 | 33,721 | 80 |
| Palladium | Ozs | 8,595 | 11,218 | (23) | 28,757 | 14,930 | 93 |
| Rhodium | Ozs | 2,794 | 3,941 | (29) | 9,833 | 4,861 | 102 |
| Gold | Ozs | 234 | 291 | (20) | 760 | 408 | 86 |
| Total PGM (3E+Au) | Ozs | 30,148 | 39,077 | (23) | 100,090 | 53,920 | 86 |
| Iridium | Ozs | 1,146 | 1,534 | (25) | 3,826 | 1,955 | 96 |
| Ruthenium | Ozs | 5,070 | 7,024 | (28) | 17,488 | 9,024 | 94 |
| Total PGE (5E+Au) | Ozs | 36,365 | 47,635 | (24) | 121,404 | 64,899 | 87 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 47 | 66 | (29) | 169 | 80 | 111 |
| Copper | Tonnes | 25 | 35 | (28) | 91 | 45 | 101 |
| Chromite (000) | Tonnes (000) | 42 | 34 | 22 | 99 | 117 | (15) |

## Statistical Information: Everest

| Data reflects 100% of mine operations | Unit | Current Quarter Mar 2007 | Previous Quarter Dec 2006 | % Change Quarter on Quarter | Current 9 months Mar 07 | Previous 9 months Mar 06 | % Change Period on Period |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIIR | Rate/200,000 man hours | 0.58 | 0.52 | (10) | 0.58 | 0.82 | 41 |
| **Revenue** | | | | | | | |
| Gross Revenue | R'M | 416 | 334 | 24 | 1,068 | 225 | 375 |
| PGM basket Price | $/oz | 1,331 | 1,179 | 13 | 1,236 | 964 | 28 |
| Gross cash margin | % | 66 | 56 | 18 | 62 | 53.0 | 16 |
| Nickel Price | $/lb | 18.79 | 15.02 | 25 | 15.68 | 6.72 | 133 |
| Copper Price | $/lb | 2.69 | 3.21 | (16) | 3.12 | 224 | (99) |
| Ave R/$ rate | | 7.18 | 7.36 | (2) | 7.21 | 6.14 | 17 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 258 | 224 | 15 | 225 | 156 | 44 |
| | $/ton | 36 | 30 | 20 | 31 | 25 | 25 |
| Per PGM oz (3E+Au) | R/oz | 3,504 | 3,573 | (2) | 3,322 | 2,280 | 46 |
| | $/oz | 488 | 485 | 1 | 460 | 371 | 24 |
| Per PGE (5E+Au) | R/oz | 2,921 | 3,011 | (3) | 2,797 | 1,974 | 42 |
| | $/oz | 407 | 409 | (1) | 388 | 321 | 21 |
| **Capital expenditure** | | | | | | | |
| Current/Sustaining 100% | R'000s | 20,096 | 41,974 | (52) | 91,286 | - | - |
| | $'000s | 2,797 | 5,703 | (51) | 12,654 | - | - |
| Expansion 100% | R'000s | 3,095 | 945 | 228 | 24,211 | 67,094 | (64) |
| | $'000s | 431 | 128 | 237 | 3,356 | 10,927 | (69) |
| **Tons Mined** | | | | | | | |
| Underground | ROM Ton '000 | 463 | 487 | (5) | 1,274 | 202 | 531 |
| Open Pit | ROM Ton '000 | 70 | 163 | (57) | 542 | 616 | (12) |
| Total | ROM Ton '000 | 533 | 650 | (18) | 1,816 | 818 | 122 |
| **Surface Stockpiles** | | | | | | | |
| Underground Ore | ROM Ton '000 | - | 1 | (100) | - | - | - |
| Open Pit Ore | ROM Ton '000 | 2 | 13 | (81) | 2 | 143 | (98) |
| Total | ROM Ton '000 | 2 | 14 | (82) | 2 | 143 | (98) |
| **Tons Processed** | | | | | | | |
| Underground | ROM Ton '000 | 464 | 486 | (5) | 1,274 | 202 | 531 |
| Open Pit | ROM Ton '000 | 80 | 170 | (53) | 542 | 473 | 15 |
| Total | ROM Ton '000 | 544 | 656 | (17) | 1,816 | 675 | 169 |
| **Grade** | | | | | | | |
| Plant Head | g/t | 2.94 | 2.79 | 5 | 2.90 | 3.22 | (10) |
| Recoveries | % | 78 | 70 | 11 | 72 | 65 | 11 |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 23,561 | 23,495 | 0 | 70,514 | 27,257 | 159 |
| Palladium | Ozs | 12,359 | 13,484 | (8) | 39,983 | 14,913 | 168 |
| Rhodium | Ozs | 3,845 | 3,838 | 0 | 11,379 | 3,472 | 228 |
| Gold | Ozs | 342 | 374 | (9) | 1,137 | 439 | 159 |
| Total PGM (3E+Au) | Ozs | 40,107 | 41,191 | (3) | 123,013 | 46,081 | 167 |
| Iridium | Ozs | 1,444 | 1,359 | 6 | 4,142 | 1,357 | 205 |
| Ruthenium | Ozs | 6,559 | 6,330 | 4 | 18,970 | 5,777 | 228 |
| Total PGE (5E+Au) | Ozs | 48,109 | 48,880 | (2) | 146,125 | 53,214 | 175 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 52 | 56 | (8) | 165 | 54 | 205 |
| Copper | Tonnes | 25 | 29 | (14) | 82 | 28 | 191 |
| Chromite (000) | Tonnes (000) | - | - | - | - | - | - |

## Statistical Information: Mimosa

| | Unit | Current Quarter Mar 2007 | Previous Quarter Dec 2006 | % Change Quarter on Quarter | Current 9 months Mar 07 | Previous 9 months Mar 06 | % Change Period on Period | Rolling 12 Months |
|---|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | | |
| | | | | | | | | |
| DIIR | Rate/200 000 | 0.5 | 0.52 | 0.04 | 0.48 | 0.21 | 1.27 | 0.44 |
| | man hours | | | | | | | |
| **Revenue** | | | | | | | | |
| Gross Revenue | US$M | 47 | 44 | 6 | 138 | 55 | 150 | 169 |
| PGM basket Price | US$/oz | 950 | 939 | 1 | 949 | 638 | 49 | 928 |
| | | | | | | | | |
| Gross cash margin | % | 72 | 68 | 6 | 72 | 61 | 19 | 71 |
| Nickel Price | US$/lb | 15.21 | 13.03 | 17 | 12.55 | 6.92 | 81 | 11.44 |
| Copper Price | US$/lb | 2.90 | 3.42 | 0 | 3.23 | 1.61 | 1 | 3.08 |
| | | | | | | | | |
| **Cash Costs** | | | | | | | | |
| Per Rom ton | US$/ton | 36 | 41 | 11 | 36 | 32 | -13 | 35 |
| Per PGM ounce 3E+Au | US$/oz | 396 | 446 | 11 | 395 | 342 | -16 | 379 |
| Per PGM ounce 3E+Au | US$/oz | -154 | -52 | -196 | -60 | 98 | 161 | -21 |
| (after by-product credit) | | | | | | | | |
| Per 6 PGM ounce 5E+Au | US$/oz | 374 | 421 | 11 | 374 | 323 | -16 | 358 |
| Per 6 PGM ounce 5E+Au | US$/oz | -134 | -42 | -218 | -48 | 96 | 151 | -12 |
| (after by-product credit) | | | | | | | | |
| **Capital** | | | | | | | | |
| **Expenditure** | | | | | | | | |
| Current | US$ ' 000s | 2396 | 2773 | 14 | 5519 | 4327 | -28 | 8486 |
| Expansion | US$ ' 000s | 720 | 1043 | 31 | 2057 | 1050 | -96 | 4952 |
| | | | | | | | | |
| **Mining** | | | | | | | | |
| Underground | RoM ton '000 | 463 | 448 | 4 | 1399 | 862 | 62 | 1850 |
| | | | | | | | | |
| **Surface Stock Piles** | | | | | | | | |
| Underground | ton '000 | 393 | 308 | 28 | 393 | 163 | 141 | 393 |
| | | | | | | | | |
| **Tonnes Processed** | | | | | | | | |
| Milled | ton '000 | 379 | 365 | 4 | 1211 | 764 | 58 | 1614 |
| | | | | | | | | |
| **Grade** | | | | | | | | |
| Plant Head | g/t | 4 | 4 | 0 | 4 | 4 | -2 | 3 |
| Recoveries | % | 77.66 | 77.29 | 0.48 | 77.67 | 77.98 | -0.40 | 101.77 |
| | | | | | | | | |
| **PGM Production** | | | | | | | | |
| Platinum | Ozs | 17,624 | 16,810 | 5 | 56,047 | 36,509 | 54 | 74,951 |
| Palladium | Ozs | 13,380 | 12,856 | 4 | 42,722 | 27,496 | 55 | 57,139 |
| Rhodium | Ozs | 1,355 | 1,316 | 3 | 4,342 | 2,797 | 55 | 5,817 |
| Gold | Ozs | 2,401 | 2,363 | 2 | 7,727 | 4,960 | 56 | 10,326 |
| **Total** | **Ozs** | 34,760 | 33,345 | 4 | 110,838 | 71,762 | 55 | 148,233 |
| Iridium | Ozs | 1,331 | 1,299 | 2 | 4,236 | 2,684 | 58 | 5,672 |
| Ruthenium | Ozs | 666 | 650 | 2 | 2,142 | 1,359 | 58 | 2,885 |
| **Total 5E + Au** | **Ozs** | 36,757 | 35,294 | 4 | 117,216 | 75,805 | 55 | 156,790 |
| | | | | | | | | |
| **Base Metals** | | | | | | | | |
| **Production** | | | | | | | | |
| Nickel | Tons | 468 | 449 | 4 | 1491 | 1000 | 49 | 1997 |
| Copper | Tons | 394 | 377 | 4 | 1246 | 832 | 50 | 1669 |
| Cobalt | Tons | 15 | 14 | 5 | 46 | 30 | 52 | 61 |

## Statistical Information: Chrome Tailings Retreatment Plant

| Data reflects 100% of mine operations | Unit | Current Quarter Mar 2007 | Previous Quarter Dec 2006 | % Change Quarter on Quarter | Current 9 months Mar 07 | Previous 9 months Mar 06 | % Change Period on Period |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIIR | Rate/200,000 man hours | - | - | - | - | - | - |
| **Revenue** | | | | | | | |
| Gross Revenue | RM | 23 | 17 | 36 | 58 | 24 | 142 |
| PGM basket Price | $/oz | 1,806 | 1,592 | 13 | 1,690 | 1,105 | 53 |
| Gross cash margin | % | 77 | 77 | (0) | 77 | 49.0 | 58 |
| Nickel Price | $/lb | 18.79 | 15.02 | 25 | 15.68 | 6.35 | 147 |
| Copper Price | $/lb | 2.69 | 3.21 | (16) | 3.12 | 197 | (98) |
| Ave R/$ rate | | 7.22 | 7.36 | (2) | 7.22 | 6.39 | 13 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 124 | 92 | 34 | 116 | 95 | 22 |
| | $/ton | 17 | 12 | 43 | 16 | 15 | 7 |
| Per PGM oz (3E+Au) | R/oz | 2,750 | 2,143 | 28 | 2,376 | 2,839 | (16) |
| | $/oz | 381 | 291 | 31 | 329 | 445 | (26) |
| Per PGE (5E+Au) | R/oz | 1,699 | 1,459 | 16 | 1,582 | 1,998 | (21) |
| | $/oz | 235 | 198 | 19 | 219 | 313 | (30) |
| **Capital expenditure** | | | | | | | |
| Current/Sustaining 100% | R'000s | - | - | - | | - | - |
| | $'000s | - | - | - | | - | - |
| Expansion 100% | R'000s | - | - | - | | - | - |
| | $'000s | - | - | - | | - | - |
| **Tons Mined** | | | | | | | |
| Underground | ROM Ton '000 | nm | nm | nm | nm | nm | nm |
| Open Pit | ROM Ton '000 | nm | nm | nm | nm | nm | nm |
| Total | ROM Ton '000 | nm | nm | nm | nm | nm | nm |
| **Surface Stockpiles** | | | | | | | |
| Underground Ore | ROM Ton '000 | nm | nm | nm | nm | nm | nm |
| Open Pit Ore | ROM Ton '000 | nm | nm | nm | nm | nm | nm |
| Total | ROM Ton '000 | nm | nm | nm | nm | nm | nm |
| **Tons Processed** | | | | | | | |
| Underground | ROM Ton '000 | nm | nm | nm | nm | nm | nm |
| Open Pit | ROM Ton '000 | 44 | 44 | (1) | 113 | 131 | (14) |
| Total | ROM Ton '000 | 44 | 44 | (1) | 113 | 131 | (14) |
| **Grade** | | | | | | | |
| Plant Head | g/t | 4.98 | 4.49 | 11 | 4.26 | 3.21 | 33 |
| Recoveries | % | 28 | 38 | (26) | 36 | 35 | 3 |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 1,200 | 1,136 | 6 | 3,355 | 2,687 | 25 |
| Palladium | Ozs | 438 | 406 | 8 | 1,221 | 966 | 26 |
| Rhodium | Ozs | 313 | 320 | (2) | 944 | 718 | 32 |
| Gold | Ozs | 4 | 3 | 31 | 11 | 9 | 18 |
| Total PGM (3E+Au) | Ozs | 1,954 | 1,865 | 5 | 5,531 | 4,380 | 26 |
| Iridium | Ozs | 306 | 111 | 176 | 502 | 230 | 119 |
| Ruthenium | Ozs | 902 | 766 | 18 | 2,273 | 1,615 | 41 |
| Total PGE (5E+Au) | Ozs | 3,163 | 2,742 | 15 | 8,306 | 6,225 | 33 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 6 | 1 | 508 | 8 | 3 | 154 |
| Copper | Tonnes | 3 | 2 | 43 | 5 | 1 | 448 |
| Chromite (000) | Tonnes (000) | - | - | - | - | - | - |

**Aquarius Platinum Limited**
Incorporated in Bermuda
Exempt company number 26290

**Board of Directors**

| | |
|---|---|
| Nicholas Sibley | Non-executive Chairman |
| Stuart Murray | Chief Executive Officer |
| David Dix | Non-executive |
| Timothy Freshwater | Non-executive |
| Edward Haslam | Non-executive |
| Sir William Purves | Non-executive |
| Kofi Morna | Non-executive |
| Zwelakhe Mankazana | Alternate to Kofi Morna |

**Audit/Risk Committee**
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

**Remuneration/Succession Planning Committee**
Edward Haslam (Chairman)
Nicholas Sibley

**Nomination Committee**
The full Board comprises the Nomination Committee

**Company Secretary**
Willi Boehm

**AQPSA Management**

| | |
|---|---|
| Stuart Murray | Executive Chairman |
| Anton Wheeler | Managing Director |
| Ayanda Khumalo | Finance Director |
| Graham Ferreira | General Manager Admin & Company Secretary |
| Hugo Höll | General Manager Everest |
| Robert Mallinson | General Manager Marikana |
| Gordon Ramsay | General Manager Metallurgy |
| Abraham (Rudi) Rudolph | General Manager Kroondal |
| Gabriel de Wet | General Manager Engineering |

**Mimosa Mine Management**

| | |
|---|---|
| Alex Mhembere | Managing Director |
| Winston Chitando | Finance Director |
| Herbert Mashanyare | Technical Director |
| Peter Chimboza | Operations Director |

## Issued Capital

At 31 March 2007, the Company had on issue:
85,068,716 fully paid common shares and 1,527,162 unlisted options

| Substantial Shareholders 31 March 2007 | Number of Shares | Percentage |
|---|---|---|
| Impala Platinum Holdings Ltd | 7,127,276 | 8.38 |
| Nutraco Nominees Limited | 5,981,270 | 7.03 |
| National Nominees Limited | 4,277,611 | 5.03 |

## Trading Information

ISIN number BMG0440M1029

| Broker (LSE) (Joint) | Broker (ASX) | Sponsor (JSE) |
|---|---|---|
| **Morgan Stanley & Co International Limited**<br>20 Cabot Square, Canary Wharf<br>London, E14 4QW<br>Telephone: +44 (0) 20 7425 8000<br>Facsimile: +44 (0)20 7425 8990<br><br>**Investec Securities Limited**<br>Investec Bank (UK) Limited<br>2 Gresham Street<br>London, EC2V 7QP<br>Telephone: +44 (0)20 7597 5970<br>Facsimile: +44 (0)20 75975120 | **Euroz Securities**<br>Level 14, The Quadrant<br>1 William Street<br>Perth WA 6000<br>Telephone: +61 (0)8 9488 1400<br>Facsimile: +61 (0)8 9488 1478 | **Investec Bank Limited**<br>100 Grayston Drive<br>Sandown<br>Sandton 2196<br>Telephone: +27 (0)11 286 7326<br>Facsimile: +27 (0)11 291 1066 |

## Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

## Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151, Australia

Postal Address PO Box 485, South Perth, WA 6151, Australia.
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

## Glossary

| | |
|---|---|
| **A$** | Australian Dollar |
| **Aquarius** | Aquarius Platinum Limited |
| **ABET** | Adult Basic Education Training programme |
| **APS** | Aquarius Platinum Corporate Services Pty Ltd |
| **AQPSA** | Aquarius Platinum (South Africa) Pty Ltd |
| **ASACS** | Aquarius Platinum (SA) (Corporate Services) (Pty) Limited |
| **CTRP** | Chromite Ore Tailings Retreatment Operation |
| **DIFR** | Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked |
| **DIIR** | Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked |
| **DME** | South African Government Department of Minerals and Energy |
| **DMS** | Dense Media Separation |
| **Dollar or $** | United States Dollar |
| **EMPR** | Environmental Management Programme Report |
| **Everest** | Everest Platinum Mine |
| **Great Dyke Reef** | A PGE bearing layer within the Great Dyke Complex in Zimbabwe |
| **g/t** | Grams per tonne, measurement unit of grade (1g/t = 1 part per million) |
| **JORC code** | Australasian code for reporting of Mineral Resources and Ore Reserves |
| **JSE** | JSE Securities Exchange South Africa |
| **Kroondal** | Kroondal Platinum Mine or P&SA1 at Kroondal |
| **LHD** | Load Haul Dump machine |
| **Marikana** | Marikana Platinum Mine or P&SA2 at Marikana |
| **Mimosa** | Mimosa Mining Company (Private) Limited |
| **NOSA** | National Occupational Safety Association |
| **PGE(s) (6E)** | Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold) |
| **PGM(s) (4E)** | Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef. |
| **P&SA1** | Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal |
| **P&SA2** | Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana |
| **R** | South African Rand |
| **RK1** | Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA). |
| **ROM** | Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste. |
| **RPM** | Rustenburg Platinum Mines Limited |
| **SavCon** | The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum |
| **TKO** | TKO Investment Holdings Limited |
| **Ton** | 1 Metric tonne (1,000kg) |
| **UG2 Reef** | A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex |
| **Z$** | Zimbabwe Dollar |

**For further information please contact:**

**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

*or visit:* www.aquariusplatinum.com

26 April 2007

## Aquarius completes 3.5% purchase of South African subsidiary, following Consent from the South African Department of Minerals and Energy

**Aquarius Platinum Limited (ASX, LSE & JSE: AQP)** is pleased to announce the completion of the acquisition of a 3.5% equity interest in Aquarius Platinum (South Africa) (Pty) Limited ("AQPSA") from the Savannah Consortium for a cash consideration of ZAR342.5 million ("Transaction") following the receipt of a Section 11 (1) Consent from the South African Department of Minerals and Energy.

Commenting on the Transaction completion, Stuart Murray, CEO of Aquarius Platinum said, *"I am delighted that this Transaction has completed. This is a commercially sound transaction for both parties. It is encouraging that the Department of Minerals and Energy has approved the Transaction and thus demonstrated the value that a soundly structured BEE deal can create for all concerned."*

**Background to the 3.5% purchase**

On 24 October 2006, AQP announced that the South African Government's Department of Minerals and Energy ("DME") had converted AQPSA's mining rights at Kroondal, Marikana and Everest.

In anticipation of conversion by AQPSA of its old-order mining and prospecting rights, AQP and SavCon agreed the partial implementation of the Final Phase to create a 'win-win' for both AQP and SavCon. The Transaction will enable SavCon to lock in a significant gain, without having any adverse impact on AQPSA's new-order mining rights, on approximately 12% of its original investment in the AQP Group. The disposal proceeds will be utilised to repay a substantial portion of the third-party funding raised by SavCon for the BEE transaction, thereby improving the long-term sustainability of the BEE transaction. The Transaction will reduce SavCon's equity interest in AQPSA to 26% from the 29.5% acquired in terms of the BEE transaction; AQPSA will remain fully compliant with the BEE equity participation requirements of the Mineral and Petroleum Resources Development Act 2002.



Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

The Transaction consideration was derived using the 90-day VWAP converted into South African Rand, the same calculation methodology used for SavCon's initial effective subscription for 24,599,542 AQP shares in 2004. This amounts to R117.36 per AQP share, resulting in total consideration payable to SavCon of R342.5 million (R117.36 per share x 2,918,590 shares). The Transaction has now completed all the necessary authorisations, importantly receiving the consent in terms of Section 11 (1) of the Mineral and Petroleum Resources Development Act, 2002, by the Director General of the South African Department of Minerals to transfer the shares within AQPSA.

As a result of the Transaction, AQP will now increase its ownership of AQPSA from 50.5% to 54%. The number of new AQP shares to which SavCon will be entitled to in exchange for its equity interest of 26% in AQPSA will reduce proportionately by 2,918,590 shares to 21,680,952 shares. The conditions for ultimate disposal of SavCon's 26% in AQPSA and the take-up of its AQP shares in terms of the Final Phase remain unchanged.

**For further information please visit www.aquariusplatinum.com or contact:**


**In Australia:**
Willi Boehm
+61 (0)8 9367 5211

**In the United Kingdom and South Africa**
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

30 March 2007

**Aquarius Platinum Limited**
**("Aquarius" or the "Company")**

**Notification of interest**

**Disclosure of Interest in Shares**

The Company received notice on 29 March 2007 that BlackRock, Inc. has increased its notifiable interest in the Company to 7.57%. BlackRock, Inc. now holds 6,457,930 shares in the Company.

**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Aquarius Platinum Limited |

ABN

| |
|---|
| 087 577 893 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 13,333 Shares issued upon exercise of Options. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. |
| 5 | Issue price or consideration | The Shares issued upon exercise of options were13,333 issued at the exercise price of GBP3.32 per share. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Being the exercise of unlisted options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 28 March 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 85,068,716 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 93,334<br>732,721<br>209,865<br>332,241<br>78,965<br>80,036 | Unlisted options expiring 21/11/13<br>Unlisted options expiring 11/06/11<br>Unlisted options expiring 11/10/11<br>Unlisted options expiring 02/11/11<br>Unlisted options expiring 02/08/12<br>Unlisted options expiring 26/05/13 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors. |

# Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

NOT APPLICABLE

## Entities that have ticked box 34(b)

NOT APPLICABLE

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date:.. 29/3/07
~~(Director/~~Company secretary)

Print name: .Willi Boehm......................................................

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Aquarius Platinum Limited |

ABN

| |
|---|
| 087 577 893 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 426,492 Shares issued upon exercise of Options. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. |
| 5 | Issue price or consideration | The Shares issued upon exercise of options were:<br>(a) 92,453 issued at the exercise price of GBP2.92 per share; and<br>(b) 334,039 issued at the exercise price of GBP2.54 per share. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Being the exercise of unlisted options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 20 March 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 85,055,383 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 106,667<br>732,721<br>209,865<br>332,241<br>78,965<br>80,036 | Unlisted options expiring 21/11/13<br>Unlisted options expiring 11/06/11<br>Unlisted options expiring 11/10/11<br>Unlisted options expiring 02/11/11<br>Unlisted options expiring 02/08/12<br>Unlisted options expiring 26/05/13 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors. |

# Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

NOT APPLICABLE

## Entities that have ticked box 34(b)

NOT APPLICABLE

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date:.. 20 March 2007

~~Director~~/Company secretary)

Print name: .Willi Boehm........................................................

20 March 2007

**Aquarius Platinum Limited**
**("Aquarius" or the "Company")**

**Notification of interest**

**Disclosure of Interest in Shares**

The Company received notice on 19 March that AEGON UK plc Group has increased its notifiable interest in the Company to 4.30%. The AEGON UK plc Group now holds 3,642,468 shares in the Company.

**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

Rule 3.19A.3

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Aquarius Platinum Limited |
| ABN/ARBN | 087 577 893 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Mr Patrick Quirk |
| **Date of last notice** | 15th May 2006 |
| **Date that director ceased to be director** | 9th March 2007 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| Chrometech Investments Ltd<br><br>Mr Quirk has a beneficial interest in Chrometech Investments Ltd | 429,878 shares |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | n/a |
| **Nature of interest** | n/a |
| **Name of registered holder (if issued securities)** | n/a |
| **No. and class of securities to which interest relates** | n/a |

+ See chapter 19 for defined terms.

12 March 2007

**Board of Directors**

Aquarius Platinum Limited (Aquarius or the Company) advise that Mr Patrick Quirk has resigned as a director of the Company. Patrick has informed the company that he wishes to concentrate on his private business interests going forward.

Mr Quirk who has had a long and successful career in the metals and mining sectors, operating in Zimbabwe, South Africa, the United Kingdom, Switzerland and Monaco joined the board on 17th July 2002 following the acquisition by Aquarius of a 50% interest in the Mimosa platinum mine in Zimbabwe.

The directors wish to record their sincere appreciation for the outstanding contribution Mr Quirk has made to the Company in his capacity as director over the last five years, and wish him well in his future endeavours.

The Aquarius board now comprises:

| | |
|---|---|
| Mr Nicholas T Sibley | Non-Executive Chairman |
| Mr Stuart A Murray | Chief Executive Officer |
| David Dix | Non-Executive Director |
| Tim Freshwater | Non-Executive Director |
| Ed Haslam | Non-Executive Director |
| Kofi Morna | Non-Executive Director |
| Sir William Purves | Non-Executive Director |
| Zwelakhe Mankazana | Alternate director to Kofi Morna |

**For further information please visit www.aquariusplatinum.com or contact:**

**Aquarius Platinum**

**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

**In the United Kingdom and South Africa**
Nick Bias
BuckBias Ltd
+ 44 (0)7887 920 530

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Aquarius Platinum Limited |

ABN

| |
|---|
| 087 577 893 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 53,333 Shares issued upon exercise of Options. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. |
| 5 | Issue price or consideration | The Shares issued upon exercise of options were:<br>(a) 50,000 issued at the exercise price of GBP2.50 per share; and<br>(b) 3,333 issued at the exercise price of GBP3.32 per share. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Being the exercise of unlisted options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 15 February 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 84,628,891 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 106,667<br>1,066,760<br>209,865<br>424,694<br>78,965<br>80,036 | Unlisted options expiring 21/11/13<br>Unlisted options expiring 11/06/11<br>Unlisted options expiring 11/10/11<br>Unlisted options expiring 02/11/11<br>Unlisted options expiring 02/08/12<br>Unlisted options expiring 26/05/13 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors. |

# Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

NOT APPLICABLE

## Entities that have ticked box 34(b)

NOT APPLICABLE

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................. Date:.. 15.2.07
(Director/Company secretary)

Print name: .Willi Boehm.......................................................

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Aquarius Platinum Limited |
| **ABN/ARBN** | 087 577 893 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Zwelakhe Solomon Mankazana |
| **Date of appointment** | 7 February 2007 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Number & class of securities** |
|---|
| Nil |

### Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Number & class of Securities** |
|---|---|
| | **Nil** |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | Mr Mankazana is a Director of Savannah Resources Limited a company that has entered into a BEE transaction with Aquarius. Details of this transaction as approved by shareholders are outlined in the notice of meeting and explanatory memorandum dated 11 October 2004. |
| **Name of registered holder**<br>**(if issued securities)** | |
| **No. and class of securities to which interest relates** | |



# Aquarius Platinum Half Year Financial Results (31 December 2006)
# Record Interim Profits up 229% and Doubling of Interim Dividend

**Highlights of the half year**

- **Net Profit more than triples to $85.4 million (100.4 US cents per share)**
- **Record half year production, at 277,156 PGM ounces attributable**
- **Interim dividend doubles to 12 US cents per share**

**Operational**

- On-mine production up 30% to 471,403 PGM ounces (Aquarius attributable: up 45% to 277,156 PGM ounces)
- P&SA1 at Kroondal builds momentum, production increased 3% to 238,900 PGM ounces (Aquarius attributable: 119,450 PGM ounces)
- P&SA2 at Marikana comes of age, adding 45% new production to 69,941 PGM ounces (Aquarius attributable 34,971 PGM ounces)
- New Everest Mine ramp-up boosts production to 82,908 PGM ounces
- Mimosa Mine production up 6% to 76,078 PGM ounces despite Q2 production issues (Aquarius attributable: 38,039 PGM ounces)

**Financial**

- Revenues more than double for the period to $330.8 million
- Average basket prices increased to $1,274 per PGM ounce in South Africa and $949 per PGM ounce in Zimbabwe
- Net profit before non cash charges up 190% at $151.8 million
- Net profit attributable to members of Aquarius (to IFRS) up 229% at $85.4 million (100.4 cents per share)
- Consolidated cash balances at period end $263.6 million, up $102 million since June 2006.

**Strategic**

- Completed conversion of mining rights to new order licenses approved at all South African mines
- Agreement with Bakgaga Mining to drill and conduct feasibility work at prospective PGM properties in South Africa
- Mimosa Phase IV expansion completed and Phase V expansion to 195,000 PGM ounces announced
- Purchase by Aquarius of 3.5% of South African subsidiary from BEE Partner SavCon

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "*The financial performance of Aquarius for the first six months of the 2007 financial year has been aided by a strong PGM basket price which together with our increased production has seen our net profit more than triple to $85.4 million compared with the same period last year. This is despite of the second quarter challenges as we focus on mine development for longer-term benefits, in order to continue to deliver production into the high commodity price environment.*

*Our focus in the first half of the financial year has been solidly on improving development at all operations, and all are now on a better footing for continued growth and improved efficiencies in the second half of the Financial Year and beyond. Concurrently, our cash balances have increased to $263.6 million dollars, permitting the board to double the interim dividend.*

**Financial results: Half Year to 31 December 2006**

Aquarius Platinum Limited announces consolidated earnings for the half year to 31 December 2006 of $85.4 million (100.4 US cents per share), up 229% on the previous corresponding six month period December 2005, and equivalent to 99.8% of the net profit for the financial year ended 30 June 2006.

Revenues from ordinary activities for the period rose 107% to $330.8 million (comprising sales revenue of $322.3 million and interest and other income of $8.4 million) up from $159.7 million (sales revenue $157.7 million and interest and other income of $2.0 million) in the previous corresponding period (pcp). The increase in revenue has been driven by higher PGM basket prices and a 45% increase in Aquarius' attributable PGM production. PGM basket prices increased 48% in South Africa, and 49% in Zimbabwe, with strong base metal prices (Nickel up 63% and Copper up 125%) which contribute approximately 33% of Mimosa's revenue.

PGM production for the period increased 45% to 277,156 operating PGM ounces attributable to Aquarius at a total cost of production of $138.9 million, up 41%.

Amortisation and depreciation at $18.9 million (December 2005, $12.8m) was in line with the 45% increase in production over the previous corresponding period.

Net finance income for the period of $0.7 million, comprised $8.0 million in interest income and $7.3 million in interest expense. Interest expense was higher compared to the previous corresponding period due to an increase in pipeline finance which is directly related to sales revenue from PGM concentrate sales.

Aquarius' cash balances of $264 million at 31 December 2006 have grown sharply, and are expected to increase progressively in the second half of the year in the current high commodity environment, as group production increases.

The Directors have declared an interim dividend of 12 US cents per share (2005: 6 US cents per share) payable on 23 March 2007 to shareholders registered on 2 March 2007.

**Group Financials by Operation**

| $ million | Kroondal | Marikana | Everest | Mimosa | CTRP | Corporate | Total |
|---|---|---|---|---|---|---|---|
| PGM ounces (attributable) | 119,450 | 34,971 | 82,908 | 38,039 | 1,788 | - | 277,156 |
| Revenue (net of FX sales variance) | 132.6 | 39.8 | 91.3 | 57.7 | 2.6 | 3.9 | 327.9 |
| Cost of sales | (47.5) | (21.3) | (37.6)) | (16.5) | (0.8) | - | (123.7) |
| Depreciation & Amortisation | (4.9) | (4.4) | (4.4) | (1.4) | (0.1) | | (15.2) |
| Gross profit | 80.2 | 14.1 | 49.3 | 39.8 | 1.7 | 3.9 | 189.0 |
| Amortisation of fair value | (3.4) | - | - | (0.4) | - | - | (3.8) |
| Gross profit after FVU | 76.8 | 14.1 | 49.3 | 39.4 | 1.7 | 3.9 | 185.2 |
| Corporate admin & other costs | | | | | | (3.5) | (3.5) |
| Foreign currency gain/(loss) | 0.3 | 0.2 | 1.4 | 2.5 | - | 0.2 | 4.6 |
| Finance charges | - | - | (1.4) | (0.6) | - | (5.3) | (7.3) |
| Profit/(loss) before tax | 77.1 | 14.3 | 49.3 | 41.3 | 1.7 | (4.7) | 179.0 |
| Tax Expense | | | | (7.5) | | (38.7) | (46.2) |
| Profit/(loss) after tax | 77.1 | 14.3 | 49.3 | 33.8 | 1.7 | (43.4) | 132.8 |
| Minority interest | | | | | | (47.4) | (47.4) |
| Profit/(loss) after minority interest | 77.1 | 14.3 | 49.3 | 33.8 | 1.7 | (90.8) | 85.4 |

## Production

Total on-mine production increased 30% to 471,403 PGM ounces. Attributable group operating production for the half year was 277,156 PGM ounces, an increase of 45% period on period. The Group's production profile will continue to increase in the second half as operational ramp-ups continue.


Aquarius Group PGM Production
Half Year Total Mine & Attributable Production (PGM Ounces)
300,000
250,000
200,000
150,000
100,000
50,000
-
PGM Ounces
June 2005
December 2005
June 2006
December 2006
Kroondal Attributable
Marikana Attributable
Everest
Mimosa Attributable
CTRP Attributable

**Production by Mine and Production by Mine attributable to Aquarius**

| PGMs (4E) | Production by Mine | | Production attributable to Aquarius | |
|---|---|---|---|---|
| | Half Year ended Dec 2005 | Half Year ended Dec 2006 | Half Year ended Dec 2005 | Half Year ended Dec 2006 |
| Kroondal | 232,537 | 238,900 | 116,269 | 119,450 |
| Marikana | 48,111 | 69,941 | 37,716(a) | 34,971 |
| Everest | 7,111 | 82,908 | 7,111(b) | 82,908 |
| Mimosa | 71,762 | 76,078 | 35,881 | 38,039 |
| CTRP | 2,897 | 3,576 | 1,449 | 1,788 |
| **Total** | **362,418** | **471,403** | **198,426** | **277,156** |

*(a) Marikana implemented with effect from second quarter, resulting attributable production reducing by 10,395 PGM ounces for the period.*

*(b) Everest costs were capitalised to 31 December 2005. The mine was handed over to operations on 1 January 2006. *P&SA2 at*

## Foreign Exchange

The Rand proved relatively volatile through the 6 months to December 2006, averaging 7.23 for the period, despite opening and closing the period at around 7.03.


Rand : $ Exchange Rate
USD : ZAR
8.00
7.50
7.00
6.50
6.00
5.50
5.00
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

### Platinum Group Metal Prices

Commodity prices through the second half remained firm consolidating on the strong gains realised over the first half. The chart below illustrates the individual prices for the platinum, palladium, rhodium and gold. Platinum prices peaked in November at over $1,300 per ounce on news of the possible introduction of a Platinum ETF, while rhodium closed the year firm, having peaked once again above $6,000 per ounce due to continued physical demand. Gold and palladium also maintained gains made over the period, closing the second half of the financial year at similar price levels to the start.


Platinum Group Metal Prices (Dollar per PGM ounce)
Pt, Pd & Au ($/oz)
1,500
1,000
500
0
7,500
5,000
2,500
0
Rh ($/oz)
Platinum
Rhodium
Palladium
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

The Rand basket price at South African operations averaged $1,274 per PGM ounce over the second half. In Rand terms, this is equal to R9,211 per PGM ounce. In Zimbabwe, the Dollar basket price averaged $949 per PGM ounce. In addition, by-product base metals copper and nickel recorded strong prices at Mimosa, with copper averaging $3.40/lb and nickel averaging $11.00/lb over the half year. .


Platinum Group Metal Basket Prices ($ and Rand per ounce PGM ounce)
$/oz
R/oz
1,600
1,400
1,200
1,000
800
600
400
200
0
12,000
9,000
6,000
3,000
0
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

**Financials**

**Aquarius Platinum Limited**
**Consolidated Income Statement**
**For the Half Year ended 31 December 2006**
**$'000**

**Audit Reviewed**

| | Note: | Half Year Ended 31/12/06 | Half Year Ended 31/12/05 | Year Ended 30/6/06 |
|---|---|---|---|---|
| Revenue | *(i)* | 330,774 | 159,706 | 426,569 |
| Foreign exchange loss on sales | *(ii)* | (2,914) | (2,297) | 13,228 |
| Cost of sales (including D&A) | *(iii)* | (138,822) | (98,550) | (223,064) |
| **Gross profit** | | **189,038** | **58,859** | **216,733** |
| Amortisation of fair value uplift of mineral properties | *(iv)* | (3,756) | (3,725) | (7,162) |
| **Gross profit after amortisation of fair value uplift** | | **185,282** | **55,134** | **209,571** |
| Corporate Admin & other operating costs | *(v)* | (3,574) | (1,983) | (8,027) |
| Finance costs | *(vi)* | (7,322) | (2,324) | (10,383) |
| Foreign exchange gains/(losses) | *(vii)* | 4,598 | 1,207 | 913 |
| **Profit before tax** | | **178,984** | **52,034** | **192,074** |
| Income tax expense | *(viii)* | (46,175) | (12,581) | (51,071) |
| **Profit after tax** | | **132,809** | **39,453** | **141,003** |
| Minority interest | *(ix)* | (47,438) | (13,538) | (55,373) |
| **Net profit** | | **85,371** | **25,915** | **85,630** |
| Earnings per share (basic - cents) | | 100.39 | 31.50 | 100.87 |

**Notes on the Consolidated Income Statement**

(i) Sales revenue increase reflects impact of increased PGM production and higher PGM basket price achieved

(ii) Reflects effects of adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline

(iii) Increase in cost of sales is related to the 45% increase in PGM production

(iv) Relates to amortisation of purchased goodwill associated with the Kroondal, Marikana and Mimosa mines

(v) Relates to administration costs of the Aquarius Group

(vi) Finance costs are higher to Dec '06 due to increased pipeline finance as a result of increased sales revenue, and interest on Everest mine no longer capitalised,

(vii) Reflects foreign exchange movements on net monetary assets

(viii) Income tax expense for the period for AQPSA and Mimosa

(ix) Minority interests reflect 49.5% outside equity interest of the Savannah Consortium (SavCon) and Impala Platinum Holdings Limited (Implats) in AQPSA

**Aquarius Platinum Limited**
**Consolidated Cash Flow Statement**
**Half year ended 31 December 2006**
**$'000**

**Audit Reviewed**

| | Note: | Half year ended 31/12/06 | Half year ended 31/12/05 | Year ended 30/06/06 |
|---|---|---|---|---|
| Net operating cash inflow | (i) | 159,026 | 58,701 | 175,531 |
| Net investing cash outflow | (ii) | (25,489) | (75,406) | (112,880) |
| Net financing cash outflow | (iii) | (36,895) | 23,496 | 27,161 |
| **Net increase in cash held** | | 96,642 | 6,791 | 89,812 |
| Opening cash balance | | 162,425 | 75,251 | 75,251 |
| Exchange rate movement on cash | (iv) | 4,496 | 2,912 | (2,638) |
| **Closing cash balance** | | **263,563** | **84,954** | **162,425** |

**Notes on the Consolidated Cash Flow Statement**

(i) Net operating cash flow includes $180 million inflow from operations, income tax paid $22 million and $0.7 million net finance income

(ii) Reflects payments for mine development and development costs

(iii) Reflects repayment of loans $23 million, proceeds of the issue of shares on exercise of employee options $1.5 million and payment of dividends of $15 million

(iv) Reflects movement of Rand against the US dollar

**Aquarius Platinum Limited**

**Consolidated Balance Sheet**
**At 31 December 2006**
**$'000**

**Audit Reviewed**

| | Note: | Half year ended 31/12/06 | 31/12/05 | Year ended 30/06/06 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash assets | | 263,563 | 84,954 | 162,425 |
| Current receivables | (i) | 71,245 | 46,098 | 66,721 |
| Other current assets | (ii) | 27,610 | 22,798 | 19,828 |
| Property, plant and equipment | (iii) | 212,140 | 208,811 | 206,626 |
| Mining assets | (iv) | 279,145 | 270,199 | 247,601 |
| Other non-current assets | | 8,571 | 460 | 6,994 |
| **Total assets** | | **862,274** | **633,320** | **710,195** |
| **Liabilities** | | | | |
| Current liabilities | (v) | 48,237 | 37,089 | 35,463 |
| Non-current payables | (vi) | 124,410 | 147,626 | 130,104 |
| Non-current interest-bearing liabilities | (vii) | 34,843 | 44,042 | 45,372 |
| Other non-current liabilities | (viii) | 132,813 | 85,811 | 105,419 |
| **Total Liabilities** | | **340,303** | **314,568** | **316,358** |
| **Net assets/(liabilities)** | | **521,971** | **318,752** | **393,837** |
| **Equity** | | | | |
| Parent entity interest | | 392,814 | 270,578 | 315,559 |
| Minority interest | | 129,157 | 48,174 | 78,278 |
| **Total Equity** | | **521,971** | **318,752** | **393,837** |

**Notes on the December 06 Consolidated Balance Sheet**

(i) Reflects debtors receivable on increased PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Represents fixed assets within the Group
(iv) Increase in mining assets reflects Kroondal, Marikana, Mimosa and Everest mining (mining rights)) assets
(v) Includes tax payable ($11 million) and creditors ($37 million)
(vi) Includes non interest bearing portion of AQPSA shareholder loans (Implats $49 million and Savcon $73 million)
(vii) Includes interest bearing debt payable to RMB ($27 million), embedded lease re Everest mine $7 million.
(viii) Reflects deferred tax liabilities $91 million, provision for closure costs $41 million

## OPERATIONS

## AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

### P&SA 1 at Kroondal

**Safety**

The (12-month rolling average) DIIR improved to 0.93 during the half year. Kroondal achieved 1,777,521 fatality-free shifts to the end of December 2006.

**Mining**

- Total production increased 5% to 3.5 million tons
- Significant primary development completed to improve face-availability and mining flexibility
- K5 Project remains ahead of schedule
- Head-grade averaged 2.86 g/t for the first half

**Processing**

- Plant processed a record 3.4 million tons
- Concentrator recoveries steady at 77%
- Record production of 238,902 PGM ounces, a 3% increase period on period

**Revenue**

The PGM basket price for the half year held strong at $1,299 per PGM ounce. With higher production volumes, mine revenue increased to R1.9 billion for the half year (AQPSA share 50%). The on-mine cash margin for the half year to December 2006 rose to 64% compared with 53% for the first half to December 2005.

**Operations**

Production for the first six months increased 9% compared with the first half 2006, totalling 3.5 million tons: 3.2 million tons from underground operations and 0.3 million tons from open pit operations. Considerable underground development was completed during the first half. In the second quarter, some production was adversely impacted by downtime mechanised mining machinery. This has since been rectified with the underground contractor, Murray & Roberts Cementation, by recruiting additional personnel and a revision of the maintenance, replacement and rebuild programmes. By the end of period, the stockpile was increased to 100,000 tons in preparation for the Christmas close and to mitigate the Q3 holiday impact.

Tons processed increased 5% to 3.4 million tons. The plant head grade fell slightly to 2.86g/t. for the first half for two reasons: first, the considerable underground development and second a planned 3-day maintenance shutdown at both the K1 and K2 Concentrators. It is anticipated that the high rate of development that has been ongoing at Kroondal, will decrease in the second half and that this should result in a positive effect on the head grade and unit cost. Nevertheless, despite the operational challenges, PGM production increased by 3% to a record 238,900 PGM ounces for the half year (Aquarius attributable: 119,450 PGM ounces).

**Operating Cash Costs**

Cash costs for the first half increased to R204 per ROM ton and $396 per PGM ounce.

**Kroondal: Operating Cash Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Kroondal** | R2,866 per PGM ounce | R 2,359 per PGE ounce | R2,211 per PGE ounce |

Operating cash costs include ledging and primary development costs of R395 per PGM ounce (up 32% period on period), secondary development costs of R49 per PGM ounce (up 11% period on period) and engineering infrastructure costs of R236 per PGM ounce (up 82% period on period). Cash cost of stoping for

Kroondal were R763 per PGM ounce, 2 % increase period on period. It should be noted that operating costs also include costs associated with the new K5 shaft of R60 per PGM ounce. The K5 Shaft is in a ramp-up phase and therefore attracts high relative unit costs at this stage.

**Kroondal Operating Cash Costs Reconciliation**

| Rand per PGM ounce | 1H (Dec 2006) | 1H (Dec 2005) | Variance |
|---|---|---|---|
| Cash costs | 2,866 | 2,458 | 17% |
| Ledging and primary development costs | (395) | (299) | 32% |
| Secondary development costs | (49) | (44) | 11% |
| Engineering infrastructure costs | (236) | (129) | 82% |
| Cash cost after adjustments | 2,186 | 1,986 | 10% |

It is expected that the unit costs will start to decrease going forward. It is anticipated that primary development will reduce in the following quarter, followed by a reduction in equipping and engineering infrastructure in the subsequent quarter. Ensuring adequate face availability and mining flexibility at Kroondal is key to the longer-term management of the mine and while development has taken time the benefits are now expected to be realised.

## P&SA 1 at Marikana

### Safety

The (12 month rolling average) DIIR for the half year improved to 0.43 compared with 0.76 in the previous corresponding period.

### Mining

- The new opencast contractor continues to perform well
- Underground production ramp-up progressing well, totaling 359,246 tons for the period
- Open pit operations produced 722,882 tons, though bias is shifting towards underground tons
- Surface stockpile totalled 196,000 tons at end of period (though largely poorer openpit material)

### Processing

- Marikana Dense Media Separation Plant commissioned
- Record 988,000 tons processed during the quarter, a 34% increase period on period
- 69,941 PGM ounces produced (Aquarius attributable 34,971 PGM ounces), a 45% increase period on period

### Revenue

The PGM basket price for the half year increased 48% period on period to $1,276 per PGM ounce. Revenues increased nearly threefold to R580 million from R197 million in the previous corresponding period. Reflecting the improvements in volumes, prices and operating efficiencies, the gross margin for the first half was 46% compared with 14% in the previous corresponding period.

### Operations

Total production for the first 6 months increased to 1.1 million tons, made up of 359,246 underground tons and 722,882 open pit tons.

The opencast mining contractor, MCC Mining (Pty) Ltd, is performing well and is managing costs effectively as both efficiencies and output have improved since their appointment. Production in Marikana Pit B was accelerated to facilitate a box cut for the construction of a second decline shaft, an expedient way to access the underground ore from the opencast operations. Stormwater controls and additional pumping capacity have been established to prepare for the local rain-season in the third quarter. As underground operations are established and ramp-up, it is expected that the majority of tons will be from underground.

At No. 1 Shaft, 805 metres of primary development was completed during the period. A hybrid-mining method was successfully implemented. This has resulted in a reduced stoping-width, thereby contributing to an increase in the plant head grade. At No. 4 Shaft 1,552 metres of primary development was completed during the first half. Some potholes were encountered in the main decline ends. Infill drilling is being undertaken to determine the extent of the geological disturbance, resulting in a short delay in tonnage build up. Preparation of the high wall at No. 2 Shaft was completed and development of the twin-decline system has commenced.

The surface stockpile (predominantly comprising oxidised material) was 196,000 tons at the end of the half year. During the first six months, a total of 988,000 tons were processed, a 34% increase period on period.

The plant head grade averaged 3.18g/t for the first six months. Plant recoveries increased significantly by 12% to 69%, resulting in production of 69,941 PGM ounces, up a substantial 45% increase period on period.

### Operating Cash Costs

Cash costs averaged R312 per ROM ton for the period. Cash costs per PGM ounce decreased by 5% to R4,405 period on period. Indeed cash costs in the second quarter, decreased by 12% to R4,147 per PGM ounce compared with the first quarter, reflecting the improving cost performance at Marikana.

**Marikana: Operating Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Marikana** | R4,405 per PGM ounce | R3,623 per PGE ounce | R3,754 per PGE ounce |

**New Marikana Dense Media Separation Plant**

*View from North of DMS tower with sink screen in the foreground.*



*DMS tower in centre, with fines section on the left. Background shows coarse ore silos fed by overland conveyor from ROM pad.*



**Contractor dispute with Moolman Mining**

Moolman Mining was the primary opencast mining contractor employed at the Marikana Mine from start up in May 2002 until December 2005. In December 2005, AQPSA resiled from the contract with Moolman Mining on discovering misrepresentations by Moolman, which induced the contract. Moolman has been replaced by MCC as opencast contractor and MCC has since improved production from the opencast mine significantly at no additional cost over the disputed Moolmans contract rates.

In April 2006, AQPSA instituted action against Moolman arising from the misrepresentation. The action includes a damages component. In May 2006, AQPSA served an application to stay the arbitration in respect of the Rise and Fall claim pending the determination of the action. In September 2006, AQPSA received Moolmans' response in the application to stay the arbitration as well as a plea to the action. Moolmans delivered a conditional counterclaim, comprising four components in an aggregate amount of ZAR472 million. The AQPSA legal team is in the process of preparing a reply in the application proceedings and a plea to the conditional counterclaims. During the course of this process, AQPSA has requested further documentation from Moolmans relating to the Marikana contract. The process of finalising the replying affidavit and inspection of documents continues and is expected to be finalised in the Third Quarter of the 2007 financial year.

It is anticipated that legal proceedings relating to the dispute may take years to resolve.

## Everest Platinum Mine

### Safety

The (12 month rolling average) DIIR for the half year improved to 0.52 compared with 1.18 in the previous corresponding period.

### Mining

- Underground ramp-up resulted in production rise to 810,540 tons
- Opencast production was reduced to 452,811 tonnes in favour of underground production
- Opencast mining extended through development of the South-West Pit adding 320,000 tons to the opencast reserve

### Processing

- Total 1.3 million tons processed
- Significant improvement in recoveries to 72% reflecting increased underground to openpit production blend
- Production ramps up to 82,908 PGM ounces

### Revenue

The PGM basket price increased period on period by 34% to $1,188 per PGM ounce. The strong increase in prices, combined with significantly higher volumes as the operation continues to ramp up and the positive impact of a weaker average Rand Dollar exchange rate, resulted in revenues of R652 million. This is a significant contribution to group earnings compared with R31 million in the previous corresponding period when the mine was established and awarded operational status. Although still in a ramp-up phase, Everest achieved a 59% cash margin.

### Operations

Operational ramp-up continued with opencast and underground producing a total 1,263,351 tons. Through the half year, the production of underground to open pit ore shifted firmly in favour of the higher quality underground ore.

The opencast mining contractor (MCC Mining) continues to perform well. In line with the shift towards more favourable underground production, opencast mining declined to 452,811 tons. As the North Pit was depleted, the opencast reserve was boosted through the establishment of an extension at the South-West Pit, adding an additional 320,000 tons to the opencast reserve. The opencast ROM grade fell over the period with more production coming from the low-grade area in the North Pit and shallow oxidised reef from the South-West Pit extension. It is anticipated that opencast grades will improve during the remainder of the 2007 financial year as mining extends into the deeper areas of the South-West pit yielding more competent reef.

On-reef decline development and the establishment of stoping sections continued during the half year, resulting in underground production of 810,540 tons. The underground head grade average 2.80g/t during the first six months.

Concentrator throughput was 1.3 million tons milled for the period including stockpile consumption. At the end of the period, the surface stockpile totalled 13,743 tons.

Metallurgical recoveries improved to an average 72% for the first six months compared with 55% in the previous corresponding period, reflecting the larger underground contribution in the feed blend. Looking to enhance recoveries further, advanced flotation process control systems were implemented towards the end of the period and a reduction in oxidised material will result in improved recoveries during the next quarter.

Production for the first six months totalled 82,908 PGM ounces. It is anticipated that the ramp-up at Everest will continue through the second half of the 2007 financial year and that full production rates are achievable in the first quarter of the 2008 financial year (Quarter to September 2007).

### Operating Cash Costs

Cash costs for the period increased to R212 per ROM ton milled as a result of the higher consumption of underground production, which has not yet achieved steady-state and the unit cost increase from higher

opencast stripping ratios during the establishment of the South-West Pit. Consequently, cash costs per PGM ounce for the period increased by 3% to R3,234 per PGM ounce.

It is anticipated that unit costs will reduce as the underground volumes ramp up to steady-state production and metallurgical recovery and head grade improvements are realised.

**Everest Operating Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Everest** | R3,324* per PGM ounce | R2,735 per PGE ounce | R2,714 per PGE ounce |

**Included in the cash cost is IFRIC-4 (determining whether an arrangement contains a lease) for R128 per PGM ounce.*

## Mimosa Mine (Aquarius 50%)

### Safety

The 12-month rolling average DIIR deteriorated to 0.47 for the period. Regrettably, a fatality occurred during the half year when an Underground Team Leader was fatally injured by a fall of ground.

### Mining

- Wedza Phase IV Expansion Project completed and Phase V Expansion Project announced
- Underground production increased to 935,000 tons
- The surface stockpile increased by 33% to 308,383 tons at the end of the period

### Processing

- Tons processed increased 8% to 833,000 tons period on period despite plant shutdowns
- Average concentrator plant recoveries steady at 78%
- Total mine production increased 6% to 76,078 ounces period on period (Aquarius attributable: 38,039 PGM ounces)

### Revenue

The PGM basket price for the period averaged $949 per PGM ounce, a 49% increase period on period. The average nickel price over the period averaged 63% higher at $11 per pound from and copper 125% higher at $3.40 per pound. With base metals contributing approximately 33% of gross revenue, sales revenue for the period was $91 million (Aquarius attributable: 50%), a 65% increase period on period.

### Operations

During the period mining operations hoisted 935,143 tons compared with 861,995 tons in the previous corresponding period. Tons milled during the quarter totalled 833,000 tons, with the surface stockpile at the end of the period 308,383 tons.

The average plant head grade for the period was steady at 3.66 g/t. During November, the plant underwent a planned major maintenance shut down, resulting in a budgeted production shortfall over the previous quarter. In addition, during October the plant suffered an unplanned mill breakdown due to a bearing failure, which had been scheduled to be changed concurrently with the November planned maintenance shut down. This resulted in additional unbudgeted production shortfall. While the lost time resulted in a build up of the stockpile and ultimately lost production, the plant is now operating at capacity, and no shutdowns or maintenance stoppages are envisaged for the second half of the year.

Recoveries for the period were steady at 78%. Despite the plant shutdowns, production for the period increased 6% to 76,078 PGM ounces (Aquarius attributable: 38,039 PGM ounces. This increase is a consequence of the Phase IV expansion project, completed during the period. In January 2007, a new Phase V expansion was announced, targeting an annual 195,000 PGM ounces, with full production anticipated in July 2007.

### Operating Cash Costs

Cash costs for the period increased to $36 per ROM ton and by 16% to $395 per PGM ounce period on period. The increase in cash costs was attributable to high Zimbabwe dollar denominated costs, mainly due to disparity between inflation rate and exchange rate and lower production throughput due to the plant shutdown.

Cash costs net of by-products were -$10 per PGM ounce, a significant windfall, even compared with $96 per PGM ounce in the previous quarter.

### Mimosa Operating Costs

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 4E net of by-products (Ni, Cu& Co) |
|---|---|---|---|
| Mimosa | $395 per PGM ounce | $374 per PGE ounce | ($10) per PGE ounce |

## AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

### Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

**Safety**

The DIIR is zero. No Lost-Time Accidents have occurred since the project commenced.

**Processing**

- 70,000 ton of feed processed
- Average recoveries for the period increased to 48%
- 3,576 PGM ounces produce (Aquarius attributable: 1,788 PGM ounces) a 45% increase compared with the previous corresponding period

**Revenue**

The PGM basket price for the period increased 57% to $1,606 per PGM ounce. The CTRP enjoys a high rhodium content hence the higher basket prices achieved. The strong basket price and weaker Rand Dollar exchange rate resulted in revenues more than doubling to R35 million (Aquarius attributable: 50%). The cash margin for the period was 78%.

**Operations**

The dump material project successfully commissioned during the first quarter resulted in a 68% increase in tons processed in the second quarter and 70,000 tonnes for the first half in total.. Over the period the ROM grade improved 37% to 4.04g/t compared with the previous corresponding period. Average recoveries were 45% higher at 48% period on period, however, while a substantial improvement in throughput was experienced in the second quarter, lower recoveries resulted compared with the first quarter due to oxidisation of dump materials. To rectify the situation, a project to reconfigure the flotation circuit has commenced.

**Operating Costs**

Cash costs decreased by 32% to R 2,172 per PGM ounce. The decrease in costs is a result of higher volumes.

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products |
|---|---|---|---|
| CTRP | R2,172 per PGM ounce | R 1,510 per PGE ounce | R931 per PGE ounce |

## CORPORATE MATTERS

**Development of Prospective Platinum Properties in South Africa with Bakgaga Mining (Pty) Ltd**

In October 2006 Aquarius announced the signing of a farm-in agreement between its wholly owned subsidiary Aquarius Platinum (SA) Corporate Services (Pty) Ltd and Bakgaga Mining (Pty) Ltd to drill and conduct feasibility work at prospective Platinum Group Metals (PGMs) bearing properties on South Africa's Bushveld.

An initial site investigation was undertaken during September 2006 with subsequent field mapping during October 2006. Historical exploration data for the farms adjacent to the farms in the Bakgaga Project areas was obtained in December 2006. This data is currently being evaluated to determine the exploration programme going forward.

**Appointment of New Broker**

On 13th December, Aquarius announced the appointment of Investec Bank (UK) Limited and Morgan Stanley & Co International Limited as joint corporate brokers to Aquarius Platinum on the London Stock Exchange.

**Further Expansion in Production Announced at Mimosa**

Subsequent to the end of the half year, on 9th January 2007, Aquarius announced an approved low capital cost expansion to increase annual production capacity to 195,000 PGM ounces (100,000 platinum ounces in concentrate) at the Mimosa Platinum Mine in Zimbabwe.

The expansion project, known as "Wedza Phase V", follows four earlier successful expansion projects at Mimosa and is expected to increase annual PGM production from 168,750 PGM ounces to 195,000 PGM ounces. The increase in mining will come from the South Hill ore body where current operations are based, increasing throughput by 17% from 150,000 tons to 175,000 tons milled per month. The expansion will not have an impact on day-to-day operations, or have any material impact on the life-of-mine.

Total capital cost of the expansion, which has an estimated payback period of twenty-four months, is forecast at $23.2 million. It will be funded from retained cash flows at Mimosa level.

**Conversion of Mining Licenses to New Order Rights**

On 24th October 2006 Aquarius announced that the South African Department of Minerals and Energy (DME) approved AQPSA's applications for the new order mining rights conversions in respect of all three of its mines: Kroondal, Marikana and Everest. Consequently, AQPSA is now in full compliance with the South African Mineral and Petroleum Resources Development Act 2002, having exceeded the requirement for 26% Black Economic Empowerment ownership by 2014.

**Aquarius purchases 3.5% of South African subsidiary from SavCon**

On 7th November 2006, Aquarius announced that an agreement was reached with Black Empowerment partner SavCon for the acquisition by AQP of a 3.5% equity interest in AQPSA from SavCon for a cash consideration of R342.5 million. The transaction represented a partial implementation of the final phase of the Black Economic Empowerment transaction approved by shareholders in Special General Meeting on 11 October 2004 and increased AQP's equity interest in AQPSA from 50.5% to 54%. Implementation requires South African DME approval as per section 9 of the AQPSA's converted mining rights.

**Board of Directors**

Subsequent to the end of the half year, Mr Zwelakhe Sisulu has resigned from the Board of Aquarius effective 6th February 2007 due to an increasing work load in South Africa. The Board wish to record their appreciation of Mr Sisulu's contribution as director to the Company. Mr Kofi Morna who currently acts as Mr Sisulu's alternate director will join the board effective immediately. Mr Zwelakhe Mankazana will act as Mr Morna's alternate director.

## AQUARIUS PLATINUM FINANCIAL YEAR 2007 INTERIM RESULTS

| Statistics | | Kroondal P&SA1 | | Marikana P&SA2 | | Everest | | Mimosa | | CTRP | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Unit | 6 months Dec 2006 | 6 months Dec 2005 | 6 months Dec 2006 | 6 months Dec 2005 | 6 months Dec 2006 | 6 months Dec 2005 | 6 months Dec 2006 | 6 months Dec 2005 | 6 months Dec 2006 | 6 months Dec 2005 |
| **Safety** | | | | | | | | | | | |
| DIIR | Rate/200,000 man hrs | 0.93 | 0.96 | 0.43 | 0.76 | 0.52 | 1.18 | 0.47 | 0.12 | 0 | 0 |
| **Revenue** | | | | | | | | | | | |
| Gross revenue | Millions | 1,917 | 1,227 | 580 | 197 | 652 | 31 | 91 | 55 | 35 | 17 |
| PGM basket Price | $/oz | 1,299 | 879 | 1,276 | 863 | 1,188 | 886 | 949 | 637 | 1,606 | 1,024 |
| Gross cash margin | % | 64 | 53 | 47 | 14 | 59 | 28 | 72 | 61 | 78 | 44 |
| Nickel Price | $/lb | 14.11 | 6.17 | 14.11 | 6.17 | 14.11 | 6.09 | 11.27 | 6.53 | 14.11 | 6.17 |
| Copper Price | $/lb | 3.35 | 1.83 | 3.35 | 1.83 | 3.35 | 2.08 | 3.40 | 1.60 | 3.35 | 1.83 |
| Ave R/$ rate | | 7.23 | 6.52 | 7.23 | 6.52 | 7.23 | 6.35 | | - | 7.23 | 6.52 |
| **Cash Costs on-mine** | | | | | | | | | | | |
| Per ROM ton | R/ton | 204 | 179 | 312 | 374303 | 212 | 168 | - | - | 111 | 95 |
| | $/ton | 28 | 27 | 43 | 47 | 29 | 27 | 36 | 32 | 15 | 15 |
| Per PGM (3E+Au) | R/oz | 2,866 | 2,458 | 4,405 | 4,642 | 3,234 | 3,136 | | - | 2,172 | 3,268 |
| | $/oz | 396 | 377 | 609 | 712 | 447 | 494 | 395 | 343 | 300 | 501 |
| Per PGE (5E+Au) | R/oz | 2,359 | 2,025 | 3,623 | 3,857 | 2,735 | 2,695 | | - | 1,510 | 2,318 |
| | $/oz | 326 | 311 | 501 | 592 | 378 | 424 | 374 | 323 | 209 | 356 |
| **Capex** | | | | | | | | | | | |
| Current/Sustaining 100% | R'000s | 124,651 | 33,525 | 25,507 | 6,746 | 71,190 | - | - | - | - | - |
| | $'000s | 17,241 | 5,145 | 3,528 | 1,035 | 9,846 | - | 5,123 | 4,327 | - | - |
| Expansion 100% | R'000s | - | 57,936 | 90,996 | 8,147 | 21,117 | 349,189 | - | - | - | 378 |
| | $'000s | - | 8,891 | 12,586 | 1,250 | 2,921 | 55,026 | 1,453 | 3,581 | - | 58 |
| **Mining Processed** | | | | | | | | | | | |
| Underground | ROM ton '000s | 3,103 | 2,911 | 343 | 36 | 809 | 39 | 935 | 862 | - | - |
| Open Pit | ROM ton '000s | 255 | 285 | 645 | 700 | 456 | 89 | | - | - | - |
| Total | ROM ton '000s | 3,358 | 3,195 | 988 | 736 | 1,265 | 129 | 935 | 862 | 70 | 98 |
| **Grade** | | | | | | | | | | | |
| Plant Head | g/t PGM | 2.86 | 2.92 | 3.18 | 3.25 | 2.80 | 3.12 | 3.66 | 3.74 | 4.04 | 2.95 |
| Recoveries | % | 77 | 78 | 69 | 62 | 72 | 55 | 78 | 78 | 48 | 33 |
| **PGM Production** | | | | | | | | | | | |
| Platinum | Ozs | 143,761 | 138,959 | 42,215 | 30,131 | 46,954 | 4,161 | 38,423 | 36,509 | 2,155 | 1,801 |
| Palladium | Ozs | 68,914 | 67,752 | 20,162 | 13,288 | 27,624 | 2,351 | 29,342 | 27,497 | 783 | 632 |
| Rhodium | Ozs | 24,974 | 24,672 | 7,039 | 4,327 | 7,535 | 532 | 2,987 | 2,797 | 631 | 458 |
| Gold | Ozs | 1,253 | 1,155 | 526 | 365 | 795 | 67 | 5,326 | 4,959 | 7 | 6 |
| Total PGM (3E+Au) | Ozs | 238,902 | 232,537 | 69,941 | 48,111 | 82,908 | 7,111 | 76,078 | 71,762 | 3,576 | 2,897 |
| Total PGE (5E+Au) | Ozs | 290,222 | 282,268 | 85,039 | 57,887 | 98,047 | 8,223 | 38,423 | - | 5,143 | 4,085 |
| **Base Metals Production** | | | | | | | | | | | |
| Nickel | Tons | 230 | 222 | 121 | 72 | 113 | 13 | 1,023 | 1,000 | 2 | - |
| Copper | Tons | 100 | 98 | 65 | 41 | 57 | 5 | 852 | 832 | 4 | - |
| Chromite (000) | Tons '000s | 197 | 258 | 57 | 104 | - | - | 31 | 30 | - | - |

**Data reflects 100% of operations*

**Aquarius Platinum Limited**
Incorporated in Bermuda
Exempt company number 26290

**Board of Directors**

| | |
|---|---|
| Nicholas Sibley | Non-executive Chairman |
| Stuart Murray | Chief Executive Officer |
| David Dix | Non-executive |
| Tim Freshwater | Non-executive |
| Edward Haslam | Non-executive |
| Kofi Morna | Non-executive |
| Sir William Purves | Non-executive |
| Patrick Quirk | Non-executive |
| Zwelakhe Mankazana | Alternate to Kofi Morna |

**Audit/Risk Committee**
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

**Remuneration/Succession Planning Committee**
Edward Haslam (Chairman)
Nicholas Sibley

**Nomination Committee**
The full Board comprises the Nomination Committee

**Company Secretary**
Willi Boehm

**Issued Capital**
At 31 December 2006, the Company had on issue:
84,575,558 fully paid common shares and 2,020,320 unlisted options

| Substantial Shareholders 31 December 2006 | Number of Shares | Percentage |
|---|---|---|
| Impala Platinum Holdings Ltd | 7,127,276 | 8.43 |
| Nutraco Nominees Limited | 5,877,403 | 6.95 |

**Trading Information**
ISIN number BMG0440M1029

| Broker (LSE) (Joint) | Broker (ASX) | Sponsor (JSE) |
|---|---|---|
| **Morgan Stanley & Co International Limited**<br>20 Cabot Square<br>Canary Wharf<br>London, E14 4QW<br><br>Telephone: +44 (0)20 7425 8000<br>Facsimile: +44 (0)20 7425 8990<br><br>**Investec Securities Limited**<br>Investec Bank (UK) Limited<br>2 Gresham Street<br>London, EC2V 7QP<br><br>Telephone: +44 (0)20 7597 5970<br>Facsimile: +44 (0)20 75975120 | **Euroz Securities**<br>Level 14, The Quadrant<br>1 William Street<br>Perth WA 6000<br><br>Telephone: +61 (0)8 9488 1400<br>Facsimile: +61 (0)8 9488 1478 | **Investec Bank Limited**<br>100 Grayston Drive<br>Sandown<br>Sandton 2196<br><br>Telephone: +27 (0)11 286 7326<br>Facsimile: +27 (0)11 291 1066 |

## Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

| | |
|---|---|
| Telephone: | +27 (0)11 455 2050 |
| Facsimile: | +27 (0)11 455 2095 |
| Email: | info@aquariussa.co.za |

## Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151, Australia

PO Box 485
South Perth, WA 6151, Australia

| | |
|---|---|
| Telephone: | +61 (0)8 9367 5211 |
| Facsimile: | +61 (0)8 9367 5233 |
| Email: | info@aquariusplatinum.com |

### AQPSA Management

| | |
|---|---|
| Stuart Murray | Executive Chairman |
| Gert Ackerman | Managing Director |
| Ayanda Khumalo | Finance Director |
| Anton Wheeler | Operations Director |
| Graham Ferreira | General Manager Finance & Company Secretary |
| Hugo Höll | General Manager Everest |
| Robert Mallinson | General Manager Marikana |
| Gordon Ramsay | General Manager Projects |
| Abraham (Rudi) Rudolph | General Manager Kroondal |
| Gabriel de Wet | General Manager Engineering |

### Mimosa Mine Management

| | |
|---|---|
| Alex Mhembere | Managing Director |
| Winston Chitando | Finance Director |
| Herbert Mashanyare | Technical Director |
| Peter Chimboza | Operations Director |

## Glossary

| | |
|---|---|
| **A$** | Australian Dollar |
| **Aquarius** | Aquarius Platinum Limited |
| **ABET** | Adult Basic Education Training programme |
| **APS** | Aquarius Platinum Corporate Services Pty Ltd |
| **AQPSA** | Aquarius Platinum (South Africa) Pty Ltd |
| **ASACS** | Aquarius Platinum (SA) (Corporate Services) (Pty) Limited |
| **CTRP** | Chromite Ore Tailings Retreatment Operation |
| **DIFR** | Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked |
| **DIIR** | Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked |
| **DME** | South African Government Department of Minerals and Energy |
| **DMS** | Dense Media Separation |
| **Dollar or $** | United States Dollar |
| **EMPR** | Environmental Management Programme Report |
| **Everest** | Everest Platinum Mine |
| **Great Dyke Reef** | A PGE bearing layer within the Great Dyke Complex in Zimbabwe |
| **g/t** | Grams per tonne, measurement unit of grade (1g/t = 1 part per million) |
| **JORC code** | Australasian code for reporting of Mineral Resources and Ore Reserves |
| **JSE** | JSE Securities Exchange South Africa |
| **Kroondal** | Kroondal Platinum Mine or P&SA1 at Kroondal |
| **LHD** | Load Haul Dump machine |
| **Marikana** | Marikana Platinum Mine or P&SA2 at Marikana |
| **Mimosa** | Mimosa Mining Company (Private) Limited |
| **NOSA** | National Occupational Safety Association |
| **PGE(s) (6E)** | Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold) |
| **PGM(s) (4E)** | Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef. |
| **P&SA1** | Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal |
| **P&SA2** | Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana |
| **R** | South African Rand |
| **RK1** | Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA). |
| **ROM** | Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste. |
| **RPM** | Rustenburg Platinum Mines Limited |
| **SavCon** | The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum |
| **TKO** | TKO Investment Holdings Limited |
| **Ton** | 1 Metric tonne (1,000 kg) |
| **UG2 Reef** | A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex |
| **Z$** | Zimbabwe Dollar |

**For further information please contact:**

**In Australia:**

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

**In the United Kingdom:**

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

**In South Africa:**

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

*or visit* **aquariusplatinum.com**

# Appendix 4D

## HALF YEAR REPORT
## 6 MONTHS ENDED 31 DECEMBER 2006

### Details of the reporting period and the previous corresponding period

Name of entity

**Aquarius Platinum Limited**

| ABN | Reporting period | Previous corresponding period |
|---|---|---|
| 087 577 893 | Six months ended 31/12/06 | Six months ended 31/12/05 |

### Results for announcement to the market

| | | | | $US'000 |
|---|---|---|---|---|
| Revenues from ordinary activities | up | 107 % | to | 330,774 |
| Profit from ordinary activities after tax attributable to members | up | 229 % | to | 85,371 * |

| Dividends | Amount per security | Franked amount per security |
|---|---|---|
| Interim dividend | 12 ¢ | - ¢ |

Record date for determining entitlements to the dividend: 2 March 2007

Refer to the Half Yearly Results announcement released in conjunction with this appendix 4D to the market on 7th February 2007.

| * Consists of | | | | |
|---|---|---|---|---|
| Net profit before non cash charges | up | 190 % | to | 151,757 |
| Amortisation and depreciation of mining assets | | | | (15,192) |
| Amortisation of fair value uplift of mineral properties | | | | (3,756) |
| Net profit from ordinary activities | | | | 132,809 |
| Outside equity interests | | | | (47,438) |
| Profit attributable to members of Aquarius Platinum Limited | Up | 229 % | to | 85,371 |

The prices for platinum group metals showed healthy gains over the period, with the PGM basket price (platinum, palladium, rhodium and gold) in South Africa averaging $1,299 per PGM ounce across the operations, an increase of 48% compared to the previous corresponding period. The Zimbabwean basket price increased 49% to $949 for the half year to December 2006.

Aquarius' cash balances increased $102 million during the half-year to $263.4 million at 31 December 2006.

During the half-year Aquarius finalised all the processes for conversion of its South African mining rights to new order licenses. The South African Department of Minerals and Energy (DME) approved AQPSA's applications for the new order mining rights conversions in respect of all three of its mines: Kroondal, Marikana and Everest on 24th October 2006. Aquarius is now in full compliance with the South African Mineral and Petroleum Resources Development Act 2002, having exceeded the requirement for 26% Black Economic Empowerment ownership by 2014.

**Board of Directors**
Subsequent to the end of the half year, Mr Zwelakhe Sisulu has resigned from the Board of Aquarius effective 6th February 2007 due to an increasing work load in South Africa. The Board wish to record their appreciation of Mr Sisulu's contribution as director to the Company. Mr Kofi Morna who currently acts as Mr Sisulu's alternate director will join the board effective immediately. Mr Zwelakhe Mankazana will act as Mr Morna's alternate director.

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 7th February 2007 for further information.

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable).

Signed in accordance with a resolution of the Directors.

**Nicholas T Sibley**
**Chairman**

Date: 7th February 2007

## Condensed consolidated balance sheet

*(As at 31 December 2006)*

| | As at 31/12/06 $US'000 | As at 30/06/06 $US'000 | As at 31/12/05 $US'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Receivables | 8,156 | 6,590 | - |
| Available for sale investments | 415 | 404 | 460 |
| Property, plant and equipment | 212,140 | 206,626 | 208,811 |
| Mining assets | 279,145 | 247,601 | 270,199 |
| **Total non-current assets** | **499,856** | **461,221** | **479,470** |
| **Current assets** | | | |
| Cash and cash equivalents | 263,563 | 162,425 | 84,954 |
| Trade and other receivables | 71,245 | 66,721 | 46,098 |
| Available for sale Investments | 4 | 4 | 3 |
| Inventories | 26,946 | 19,823 | 22,416 |
| Other | 660 | 1 | 379 |
| **Total current assets** | **362,418** | **248,974** | **153,850** |
| **Total assets** | **862,274** | **710,195** | **633,320** |
| **Non-current liabilities** | | | |
| Payables | 124,410 | 130,104 | 147,626 |
| Interest bearing liabilities | 34,843 | 45,372 | 44,042 |
| Deferred tax liabilities | 91,654 | 73,311 | 59,994 |
| Provisions | 41,159 | 32,108 | 25,817 |
| **Total non-current liabilities** | **292,066** | **280,895** | **277,479** |
| **Current liabilities** | | | |
| Trade and other payables | 37,978 | 32,852 | 25,655 |
| Interest bearing liabilities | 25 | 29 | 19 |
| Current tax liabilities | 9,840 | 2,209 | 11,154 |
| Provisions | 394 | 373 | 261 |
| **Total current liabilities** | **48,237** | **35,463** | **37,089** |
| **Total liabilities** | **340,303** | **316,358** | **314,568** |
| **NET ASSETS** | **521,971** | **393,837** | **318,752** |
| **Shareholders equity** | | | |
| Issued capital | 12,686 | 12,652 | 12,433 |
| Share premium reserve | 144,966 | 143,621 | 137,234 |
| Equity benefits reserve | 252 | (56) | (2,351) |
| Equity reserve | 10,564 | 10,564 | 10,564 |
| Foreign currency translation reserve | (1,072) | (6,476) | 12,127 |
| Retained earnings | 225,418 | 155,254 | 100,571 |
| **Equity attributable to members of Aquarius Platinum Limited** | **392,814** | **315,559** | **270,578** |
| Minority interests | 129,157 | 78,278 | 48,174 |
| **TOTAL EQUITY** | **521,971** | **393,837** | **318,752** |

## BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Aquarius Platinum Limited as at 30 June 2006. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2006 in accordance with the group's continuous disclosure obligations.

a) **Basis of Accounting**

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments that have been measured at fair value.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

Where appropriate figures for the comparative period have been restated to make them comparable with the disclosures adopted for the half-year ended 31 December 2005.

b) **Changes in Accounting Policies**

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report.

**Adoption of new and revised International Financial Reporting Standards**

*Adoption of New Accounting Standards*

The group adopted the following relevant standards and interpretations during the period - IFRIC 5 "Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"; IFRIC 8 "Scope of IFRS 2"; and IFRIC 9 "Reassessment of Embedded Derivatives".

The adoption of these standards and interpretations has had no significant impact on the group during the half year.

*Future Accounting Standards*
At the date of authorisation of these financial statements, the following relevant Standards and Interpretations were in issue but not yet effective – IFRS 7 "Financial Instruments: Disclosures" and IFRIC 10 "Interim Financial Reporting and Impairment".

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

## Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

| | **31/12/06 $US'000** | **31/12/05 $US'000** |
|---|---|---|
| Net Profit: | 132,809 | 39,453 |
| Adjustments: | | |
| Net profit attributable to outside equity interest | (47,438) | (13,538) |
| Earnings used in calculating basic and diluted earnings per share | **85,371** | **25,915** |

| | Current period Number of Shares | Previous corresponding period Number of Shares |
|---|---|---|
| Weighted average number of ordinary shares used in calculating basic earnings per share | 85,043,073 | 82,206,742 |
| Effect of dilutive securities: | | |
| Share options | 1,497,673 | 1,607,210 |
| Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share | **86,540,746** | **83,813,952** |

## Details of entities over which control has been gained or lost during the period

| *Name of entity (or group of entities) and date of the gain or loss of control* | Contribution to net profit (loss) | | Profit (loss) for the previous corresponding period | |
|---|---|---|---|---|
| | Current period $US'000 | Previous corresponding period - $US'000 | Current period $US'000 | Previous corresponding period - $US'000 |
| | - | - | - | - |
| **Total** | - | - | - | - |

## Segment reporting

The economic entity operates in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

### Geographical segments

| 31 December 2006 US$'000 | Bermuda | South Africa | Australia | Zimbabwe | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| External sales | - | 266,522 | - | 55,814 | - | 322,336 |
| External other revenues | 228 | 5,636 | 745 | 1,829 | - | 8,438 |
| Intersegment revenues | 746 | - | 250 | - | (996) | - |
| Segment revenue | 974 | 272,158 | 995 | 57,643 | (996) | 330,774 |
| Segment result | (889) | 137,293 | 48 | 41,476 | 1,055 | 178,983 |
| Income tax expense | | | | | | (46,174) |
| Profit after tax | | | | | | 132,809 |
| Minority interest | | | | | | (47,438) |
| Net profit | | | | | | 85,371 |

| 31 December 2005 US$'000 | Bermuda | South Africa | Australia | Zimbabwe | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| External sales | - | 126,373 | | 31,340 | | 157,713 |
| External other revenues | 21 | 1,052 | 544 | 376 | | 1,993 |
| Intersegment revenues | 838 | - | 223 | - | (1,061) | - |
| Segment revenue | 859 | 127,425 | 767 | 31,716 | (1,061) | 159,706 |
| Segment result | (766) | 40,005 | (888) | 12,333 | 1,350 | 52,034 |
| Income tax expense | | | | | | (12,581) |
| Profit after tax | | | | | | 39,453 |
| Minority interest | | | | | | (13,538) |
| Net profit | | | | | | 25,915 |

## DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2006 and the performance of the consolidated entity for the half-year ended on that date; and

   ii) comply with International Accounting Standard IAS 34; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

**Nicholas Sibley**
**Chairman**

Date: 7th February 2007

*Conclusion*

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, does not:

(a) present fairly the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date;

(b) comply with International Accounting Standard 34 *Interim Financial Reporting*; and

(c) comply with the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young

T. Tidy

V W Tidy
Partner
Perth
7 February 2007

AQUARIUS

## AQUARIUS PLATINUM SECOND QUARTER 2007 FINANCIAL YEAR PRODUCTION RESULTS
## P&SA2 AT MARIKANA COMES OF AGE

**Highlights of the Quarter**

- **Production by mine 232,668 PGM ounces, Aquarius attributable 136,928 PGM ounces**
- **Approved new order conversion of Kroondal, Marikana and Everest mining rights**
- **Announced buy-back acquisition of 3.5% of South African subsidiary from BEE partners**

### P&SA1 at Kroondal

- Production 117,189 PGM ounces (Aquarius attributable: 58,594 PGM ounces)
- Primary development increased by 12% to improve face availability and mining flexibility due to challenging geology at No. 3 Shaft
- New K5 Shaft on budget and first reef tons produced one month ahead of plan
- Firm commodity prices buoy quarterly gross cash margin at 64%

### P&SA2 at Marikana

- Production increased 27% to 39,077 PGM ounces (Aquarius attributable: 19,538 PGM ounces)
- Underground ramp-up advances accounting for 37% of total tons
- DMS plant commissioned and already improving operational performance and flexibility
- Gross cash margin for the quarter increased to 50% from 43% in the previous quarter

### Everest

- Production steady at 41,191 PGM ounces
- Underground ramp-up continues accounting for 75% of total tons, despite contractor labour challenges
- Ramp up to complete during second half, with full production output targeted for first quarter FY 2008
- Gross cash margin for the quarter 56%

### Mimosa

- Planned shutdown coupled with primary mill breakdown reduced production to 33,345 PGM ounces (Aquarius attributable: 16,672 PGM ounces)
- Wedza Phase IV optimisation completed and Phase V expansion to 190,000 PGM ounces announced
- Mining production on track, with 7 week stockpile on surface (following plant shutdowns)
- Gross cash margin at 68%, reflecting a strong financial performance despite lower production

### CTRP

- Production increased to 1,866 PGM ounces (Aquarius attributable: 933 PGM ounces)
- Significant increase in feed achieved, with focus now on achieving higher recoveries and production
- Gross cash margin for the quarter at 77%

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "*The second quarter has delivered us some new challenges as we have focused on mine development for longer-term benefits, in order to continue to deliver production in to the sustained high commodity prices.*

*In South Africa, production at AQPSA increased 2%. This modest increase masks the strong turnaround being enjoyed at Marikana, and is a fair performance given the considerable development ongoing at Kroondal and Everest. In Zimbabwe, both planned and unplanned plant shut downs resulted in lower quarterly production, yet the mining operations are in particular on a stronger footing going forward, and the mills are hungry to process a sizeable surface stockpile.*

*Marikana deserves a special mention this quarter, for completion of its DMS plant and the ongoing and improving performance of all the mining teams there.*


Aquarius Platinum Quarterly PGM Production (Attributable)
150,000
100,000
50,000
0
PGM ounces
Mar 06
Jun 06
Sep 06
Dec 06
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

**Production by Mine**

| PGMs (4E) | Quarter Ended | | | |
|---|---|---|---|---|
| | Mar 2006 | Jun 2006 | Sep 2006 | Dec 2006 |
| **Kroondal** | 107,501 | 99,406 | 121,713 | 117,189 |
| **Marikana** | 5,810 | 31,992 | 30,865 | 39,077 |
| **Everest** | 46,081 | 43,838 | 41,717 | 41,191 |
| **Mimosa** | 33,252 | 37,395 | 42,733 | 33,345 |
| **CTRP** | 1,484 | 1,856 | 1,711 | 1,866 |
| **Total** | **194,128** | **214,487** | **238,739** | **232,668** |

**Production by Mine Attributable to Aquarius**

| PGMs (4E) | Quarter Ended | | | |
|---|---|---|---|---|
| | Mar 2006 | Jun 2006 | Sep 2006 | Dec 2006 |
| **Kroondal** | 53,751 | 49,703 | 60,856 | 58,594 |
| **Marikana** | 2,905 | 15,996 | 15,432 | 19,538 |
| **Everest** | 46,081 | 43,838 | 41,717 | 41,191 |
| **Mimosa** | 16,626 | 18,697 | 21,367 | 16,672 |
| **CTRP** | 742 | 928 | 855 | 933 |
| **Total** | **120,105** | **129,162** | **140,227** | **136,928** |

### Metals Prices and Foreign Exchange

Commodity prices through the quarter remained firm consolidating on strong gains realised over calendar 2006. The chart below illustrates the individual prices for platinum, palladium, rhodium and gold. Platinum prices peaked in November at over $1,300 per ounce on news of the possible introduction of a platinum exchange traded fund (ETF) and closed the quarter at $1,119 per ounce. The rhodium price was strong towards the quarter end, closing for the quarter at $5,550 per ounce due to continued physical demand. Gold and palladium enjoyed modest increases over the quarter of 4% and 6% respectively.


Platinum Group Metal Prices (Dollar per PGM ounce)
1,500
1,000
500
0
7,500
5,000
2,500
0
Platinum
Rhodium
Gold
Palladium
Pt, Pd & Au ($/oz)
Rh ($/oz)
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

The table below details the individual basket prices achieved at each operation calculated using a four-element PGM ounce (platinum, palladium, rhodium and gold). All operations continued to benefit from strong basket prices, broadly in line with the two previous quarters.

**Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)**

| | Basket Prices (Financial Year Quarters) | | | |
|---|---|---|---|---|
| | **Mar 2006** | **Jul 2006** | **Sep 2006** | **Dec 2006** |
| **Kroondal** | 1,064 | 1,306 | 1,311 | 1,287 |
| **Marikana** | 1,028 | 1,275 | 1,283 | 1,270 |
| **Everest** | 964 | 1,162 | 1,199 | 1,179 |
| **Mimosa** | 750 | 854 | 958 | 934 |
| **CTRP** | 1,276 | 1,449 | 1,622 | 1,592 |

The Rand basket price at South African operations averaged R9,315 per PGM ounce over the quarter, flat when compared with the previous quarter. In Dollar terms, this is equal to $1,266 per PGM ounce. In Zimbabwe, the Dollar basket price averaged $939 per PGM ounce. In addition, by-product base metals copper and nickel recorded strong prices at Mimosa, with copper averaging 1% higher at $3.42/lb and nickel averaging 34% higher at $13.03/lb over the quarter.


Platinum Group Metal Basket Prices (Dollar and Rand per PGM ounce)
1,600
1,400
1,200
1,000
800
600
400
200
0
$/oz
12,000
9,000
6,000
3,000
0
R/oz
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

The South African Rand weakened against the US Dollar over the quarter, however, averaging 7.36, which was 4% weaker than the average in the first quarter. This had a positive impact on the Rand PGM basket price, trading much of the second quarter above R9,000 per PGM ounce, and in November breaking though R10,000 per PGM for a short period.


South African Rand: Dollar
8.00
7.50
7.00
6.50
6.00
5.50
5.00
USD : ZAR
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

## AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

### P&SA 1 at Kroondal

**Safety**

The 12-month rolling average DIIR for the quarter improved to 0.93 from 1.02 in the previous quarter. Kroondal achieved 1,777,521 fatality-free shifts up to the end of the quarter.

**Mining**

- Open pit production increased to 147,089 tons, underground production decreased to 1,513,610 tons
- Primary development increased by 12% to improve face-availability and mining flexibility
- K5 Project remains ahead of schedule
- Head grade stable at 2.85g/t

**Processing**

- Plant processed 1.7 million tons
- Production decreased 4% to 117,189 PGM ounces
- Concentrator recoveries stable at 77%


P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Mar 06
Jun 06
Sep 06
Dec 06
Production
Cash Costs

**Revenue**

Revenue at Kroondal increased 1% to R963 million for the quarter (Aquarius share: R481 million). The increased total Rand revenue was due to the positive impact of a weakening in the average Rand Dollar exchange rate of 4% in the quarter which offset lower PGM production and a 2% reduction in the Dollar basket price to $1,287 per PGM ounce. The cash margin for the quarter was virtually unchanged at 64% compared to 65% in the previous quarter (65%).

**Operations**

Production totalled 1,658,754 tons. Open pit production increased 1% to 147,089 tons and underground production decreased by 8% to 1,513,610 tons. During the quarter, production was adversely impacted by excessive downtime on trackless mechanised mining machinery due to breakdowns. To rectify this situation, Murray & Roberts Cementation, the underground mining contractor, subsequently recruited additional personnel and revised maintenance, replacement and rebuild programmes. In addition, of the four operating shafts at Kroondal, the No. 3 and East Shafts encountered some geological losses due to potholing. A surface drilling programme was initiated during the quarter to upgrade the geological model and help improve planning going forward.

Tons processed declined by 2% to 1,657,967 tons, which included 107,374 tons of opencast.

Over the quarter, stockpiles increased marginally to 100,000 tons at the end of the quarter, in preparation for the Christmas close and to mitigate the Q3 holiday impact.

The head grade was flat at 2.85g/t. compared to 2.86g/t previous quarter.

It is anticipated that the high rate of development that has been ongoing at Kroondal, will decrease in the next quarter and that this should result in a positive effect on the head grade and unit cost.

Plant recoveries decreased by 1% to 77% as a result of the relatively poor quality of opencast ore processed.

PGM production decreased by 4% to 117,189 PGM oz (Aquarius attributable: 58,594 PGM ounces).

**Kroondal: Metal in concentrate produced (PGM ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs | PGMs attributable to Aquarius |
|---|---|---|---|---|---|---|
| **Dec 2006** | **70,522** | **33,748** | **12,295** | **624** | **117,189** | **58,594** |
| Sep 2006 | 73,239 | 35,166 | 12,679 | 629 | 121,713 | 60,856 |
| Jun 2006 | 59,057 | 29,194 | 10,649 | 506 | 99,406 | 49,703 |
| Mar 2006 | 64,248 | 31,372 | 11,342 | 539 | 107,501 | 53,751 |

**Operating Cash Costs**

Cash costs increased by 7% to R211 per ROM ton reflecting both lower volumes and an increase in primary development and infrastructure costs. Consequently, cash costs per PGM ounce for the quarter increased by 8% to R2,982.

**Kroondal: Operating Cash Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| Kroondal | R 2,982 per PGM ounce | R 2,453 per PGE ounce | R 2,294 per PGE ounce |

Operating cash costs include ledging and primary development costs of R429 per PGM ounce (up 42% on the previous quarter), secondary development costs of R75 per PGM ounce (up 108% on previous quarter) and engineering infrastructure costs of R243 per PGM ounce (up 7% on previous quarter). Cash cost of stoping for Kroondal were R2,235 per PGM ounce, a 2% increase compared to the previous quarter. It should also be noted that operating costs also include costs associated with the new K5 shaft of R122 per PGM ounce. The K5 Shaft is in a ramp-up phase and therefore attracts high relative unit costs at this stage.

**Kroondal Operating Cash Costs Reconciliation**

| Rand per PGM ounce | Q1 (Sep 2006) | Q2 (Dec 2006) | Variance |
|---|---|---|---|
| Cash costs | 2,982 | 2,754 | -8% |
| Ledging and primary development costs | (429) | (302) | -42% |
| Secondary development costs | (75) | (36) | -108% |
| Engineering infrastructure costs | (243) | (227) | -7% |
| Cash cost after adjustments | 2,235 | 2,189 | -2% |

It is expected that the unit costs will start to decrease. In the next quarter it is anticipated that primary development will reduce, followed by reduction in equipping and engineering infrastructure in the subsequent quarter. Ensuring adequate face availability and mining flexibility at Kroondal is key to the longer-term management of the mine and while development has taken time the benefits are now expected to be realised.

**Project Capital Expenditure**

During the quarter R93 million was spent on capital on belt extensions and infrastructure improvements.

## K5 Project at Kroondal

**Mining**

The appointed contractor Deilmann-Haniel (SA) (Pty) Ltd is performing satisfactorily.

During the quarter a total of 541 metres of development was completed. With the two main declines already on the reef horizon, the new 'R1' chair-lift decline began construction, completing a total 41 metres in the quarter. The excavations to transfer ore from the reef horizon to the main belt (known as ore passes) were completed and civil construction due to start in January 2007 has commenced. The No 1 ventilation shaft excavation started on schedule.

**Construction**

Construction both on surface and underground continued satisfactorily. The conveyors to the reef horizon were commissioned on schedule. Construction of the rail-loading facility commenced during the quarter.

**Construction of No. 5 Decline at Kroondal**

*Raiseboring the 4 metre diameter 124m deep upcast vent at the shaft at K5 Shaft at Kroondal*



*Reef from K5 Shaft on the new silo conveyor belt*



**Capital Cost**

Of the budget of R131.1 million, R106.2 million has been committed at the end of the quarter.

## P&SA2 at Marikana

### Safety

The 12-month rolling average DIIR for the quarter deteriorated to 0.43 from 0.21 in the previous quarter as a result of four lost-time accidents. Codes and procedures have been reviewed and amended with the workforce being re-trained accordingly.

### Mining

- Underground production for the quarter increased 11% to 188,901 tons
- Open pit production for the quarter increased 13% to 383,342 tons
- By quarter-end, the stockpile increased by 18% to 196,000 tons

### Processing

- Marikana Dense Media Separation Plant commissioned
- A record 542,091 ROM tons were processed during the quarter
- Marginal 1% fall in recoveries to 69% due to a higher feed of oxidised opencast material
- Production increased 27% to 39,077 PGM ounces (Aquarius attributable: 19,538 PGM ounces)


P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
Rand Cash Costs per PGM ounce
50,000
40,000
30,000
20,000
10,000
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar 06
Jun 06
Sep 06
Dec 06
Production
Cash Costs

### Revenue

The PGM basket price for the quarter averaged $1,270 per PGM ounce, 1% lower than the previous quarter. Despite this, a growth in volumes, an increase of production, and a weaker average Rand Dollar exchange rate of 7.36 resulted in a 27% increase in mine revenue to R324 million for the quarter (AQPSA share R162 million. The cash margin for the quarter rose to 50% from 43%.

### Operations

Total production increased 12% to 572,243 ROM tons for the quarter, with one third coming from underground production and two thirds from open pit.

Open pit production increased by 13% to 383,342 tons. The opencast mining contractor, MCC Mining (Pty) Ltd, is performing well and is managing costs effectively as both efficiencies and output have improved

since their appointment. Production in Marikana Pit B was accelerated to facilitate a box cut for the construction of a second decline shaft, an expedient way to access the underground ore from the opencast operations. Stormwater controls and additional pumping capacity have been established to prepare for the local rain-season in the third quarter.

Underground production increased by 11% to 188,901 tons. At No. 1 Shaft, 465 metres of primary development was completed. A hybrid-mining method was successfully implemented. This has resulted in a reduced stoping-width, thereby contributing to an increase in the plant head grade. At No. 4 Shaft 972 metres of primary development was completed during the quarter. Some potholes were encountered in the main decline ends. Infill drilling is being undertaken to determine the extent of the geological disturbance, resulting in a short delay in tonnage build up. Preparation of the high wall at No. 2 Shaft was completed and development of the twin-decline system has commenced.

The stockpile (predominantly comprising oxidised material) increased by 18% to 196,000 tons at the end of the quarter.

A total of 542,091 tons were processed during the quarter, a 22% increase. Of this, 202,391 tons were from underground, a 44% increase and 339,700 tons from opencast, an 11% increase.

The plant head grade improved by 6% to 3.26 g/t from 3.07 g/t. Plant recoveries decreased marginally by 1% to 69% as a result of the additional open material in the mix.

PGM production increased by 27% to 39,077 PGM ounces (Aquarius attributable: 19,538 PGM ounces).

**Marikana: Metal in concentrate produced (PGM ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs | PGMs attributable to Aquarius |
|---|---|---|---|---|---|---|
| **Dec 2006** | **23,627** | **11,218** | **3,941** | **291** | **39,077** | **19,538** |
| Sep 2006 | 18,588 | 8,944 | 3,098 | 235 | 30,865 | 15,432 |
| Jun 2006 | 19,036 | 9,531 | 3,162 | 263 | 31,992 | 15,996 |
| Mar 2006 | 3,591 | 1,642 | 534 | 43 | 5,810 | 2,905 |

**Operating Cash Costs**

Cash cost per ROM ton decreased by 9% to R299 per ROM ton from increased production volumes generated by underground stoping activities versus development in the previous quarter.

**Marikana: Operating Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Marikana** | R 4,147 per PGM ounce | R 3,402 per PGE ounce | R 3,141 per PGE ounce |

The cash cost per PGM ounce decreased by 12% to R4,147 per PGM ounce. Development costs, which form part of the cash costs per PGM ounce reduced by 22% from the previous quarter to R431 per PGM ounce. Deducting the development cost, the reefing and stoping costs achieved a milestone, breaking below R4,000 at R3,716 per PGM ounce.

**Marikana Pool & Share Agreement (P&SA2)**

The Dense Media Separation (DMS) Plant was successfully commissioned during the quarter. This resulted in an increase in throughput. Further ramp-up and optimisation will continue.

During the quarter expansion capital expenditure of R46 million was incurred. The total expansion capital expenditure to date is R99 million (AQPSA share: 49.5 million).

**Marikana Dense Media Separation Plant**

| | |
|---|---|
| *View from North of DMS tower with sink screen in the foreground.* | *DMS tower in centre, with fines section on the left. Background shows coarse ore silos fed by overland conveyor from ROM pad.* |
|  |  |

**Contractor dispute with Moolman Mining**

Moolman Mining was the primary opencast mining contractor employed at the Marikana Mine from start up in May 2002 until December 2005. In December 2005, AQPSA resiled from the contract with Moolman Mining on discovering misrepresentations by Moolman which induced the contract. Moolman has been replaced by MCC as opencast contractor and MCC has since improved production from the opencast mine significantly at no additional cost over the disputed Moolmans contract rates.

In April 2006, AQPSA instituted action against Moolman arising from the misrepresentation. The action includes a damages component. In May 2006, AQPSA served an application to stay the arbitration in respect of the Rise and Fall claim pending the determination of the action. In September 2006, AQPSA received Moolmans' response in the application to stay the arbitration as well as a plea to the action. Moolmans delivered a conditional counterclaim, comprising four components in an aggregate amount of ZAR472 million. The AQPSA legal team is in the process of preparing a reply in the application proceedings and a plea to the conditional counterclaims. During the course of this process, AQPSA has requested further documentation from Moolmans relating to the Marikana contract. The process of finalising the replying affidavit and inspection of documents continues and is expected to be finalised in the 3rd Quarter of the 2007 financial year.

It is anticipated that legal proceedings relating to the dispute may take years to resolve.

## Everest Platinum Mine

### Safety

The 12-month rolling DIIR improved to 0.52 from 0.95 in the previous quarter, with no lost-time injuries during November and December. Safety initiatives during the period focussed on fall-of-ground prevention and materials handling.

### Mining

- Underground ore production increased substantially, up 51% to 487,114 tons
- Opencast operations production fell in favour of underground production to 163,130 tons
- Opencast mining extended through development of the South-West Pit adding 320,000 tons to the opencast reserve

### Processing

- Plant processed 656,386 tons, an 8% increase compared to the previous quarter
- Recoveries fell to 70% from 72% in the previous quarter
- Production decreased by 1% to 41,191 PGM ounces


Everest PGM Production & Rand Cash Costs per PGM Ounce
50,000
40,000
30,000
20,000
10,000
0
Production (PGM Ounces)
5,000
4,000
3,000
2,000
1,000
0
Rand Cash Costs per PGM Ounce
Mar 06
Jun 06
Sep 06
Dec 06
Production
Cash Costs

### Revenue

Revenue at Everest increased 5% to R334 million for the quarter. The increase in revenue was due to a weaker average Rand Dollar exchange rate which offset lower production and a 2% decrease in the average PGM basket price for the quarter to $1,179 per PGM ounce. The cash margin for the quarter fell to 56%.

### Operations

Operational ramp-up continued, with opencast and underground producing a total 650,244 tons, a 6% increase compared to the previous quarter, with the production balance now firmly shifting towards underground operations, now producing three quarters of all production compared to just over half in the previous quarter.

In line with the shift towards more favourable underground production, opencast mining declined to 163,130 tons. As the North Pit was depleted, the opencast reserve was boosted through the establishment of an extension at the South-West Pit, adding an additional 320,000 tons to the opencast reserve. The opencast ROM grade fell significantly from the previous quarter with more production coming from the low-grade area in the North Pit and shallow oxidised reef from the South-West Pit extension. It is anticipated that opencast grades will improve during the next quarter as mining extends into the deeper areas of the South-West pit yielding more competent reef. The opencast mining contractor (MCC Mining) continues to perform well. Opencast unit costs increased as a result of the lower production and the initial high stripping ratio in the South-West Pit extension.

On-reef decline development and the establishment of stoping sections continued during the quarter, resulting in a 51% increase in underground tonnages to 487,114 tons, a significant improvement from the previous quarter by the underground mining contractor, Shaft Sinkers Mining (Pty) Ltd. There was no recurrence of the industrial relations issues which affected output during the previous quarter and production showed consistent growth through the quarter. The underground head grade improved slightly from the previous quarter as the mining extended into thicker reef areas resulting in less dilution.

Although the percentage of underground feed increased to 74%, the grade and recovery benefit was outweighed by the low opencast grades, with the plant head grade falling to 2.79 g/t from 2.98 g/t.

Concentrator throughput was 656,386 tons milled for the period, with 6,142 tons consumed from the stockpile, which fell to 13,743 tons at the end of the quarter.

Metallurgical recoveries were adversely affected by the reduction in grade and the oxidised opencast material, dropping to 70% from 72%. Advanced flotation process control systems were implemented towards the end of the quarter and a reduction in oxidised material will result in improved recoveries during the next quarter.

Production fell 1% to 41,191 PGM ounces for the quarter.

**Everest: Metal in concentrate produced (PGM ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs (4E) |
|---|---|---|---|---|---|
| Dec 06 | 23,495 | 13,484 | 3,838 | 374 | 41,191 |
| Sep 06 | 23,459 | 14,140 | 3,697 | 421 | 41,717 |
| Jun 06 | 24,699 | 14,844 | 3,817 | 478 | 43,838 |
| Mar 06 | 27,257 | 14,913 | 3,472 | 439 | 46,081 |

**Operating Cash Costs**

Cash costs increased by 18% to R224 per ROM ton milled as a result of the higher consumption of underground production, which has not yet achieved steady-state and the unit cost increase from higher opencast stripping ratios during the establishment of the South-West Pit. Consequently, cash costs per PGM ounce for the quarter increased by 23% to R3,573 per PGM ounce. Of this cost increase R292 per PGM ounce can be attributed to a lower grade and recovery and R230 per PGM ounce to an increase in labour and mobile mining equipment that was brought in earlier to facilitate and secure the underground ramp-up. The higher opencast stripping ratio contributed a further increase in cost of R152 per PGM ounce.

It is anticipated that unit costs will reduce as the underground volumes ramp up to steady-state production and metallurgical recovery and head grade improvements are realised.

**Everest Operating Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products (Ni&Cu) |
|---|---|---|---|
| **Everest** | R3,573* per PGM ounce | R 3,011 per PGE ounce | R 2,814 per PGE ounce |

**Included in the cash cost is IFRIC-4 (determining whether an arrangement contains a lease) for R129 per PGM ounce.*

## MIMOSA INVESTMENTS (Aquarius Platinum 50%)

### Mimosa Platinum Mine

#### Safety

The 12-month rolling average DIIR deteriorated to 0.52 for the quarter from 0.26 in the previous quarter. Regrettably, a fatality occurred during the quarter when an Underground Team Leader was fatally injured by a fall of ground.

#### Mining

- Wedza Phase IV Expansion Project completed and Phase V Expansion Project announced
- Underground production lost the gains achieved in first quarter, falling to 447,605 tons
- The surface stockpile increased by 33% to 308,383 tons at quarter-end, despite plant shutdowns

#### Processing

- Plant shutdown for maintenance coupled with mill breakdown reduced tons processed to 365,177 tons as the surface stockpile increased
- Concentrator plant recoveries fell 1% to 77%
- Total mine production decreased 22% to 33,345 PGM ounces due to maintenance shutdowns

**Mimosa Mine PGM Production and $ Cash Cost per PGM Ounce (Including 12 month rolling-average)**


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Production (PGM ounces)
500
400
300
200
100
0
-100
$ Cash Cost per PGM ounce
Mar 06
Jun 06
Sep 06
Dec 06
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

#### Revenue

The PGM basket price for the quarter decreased 2% to $939 per PGM ounce. The average nickel price over the quarter rose by 34% to $13.03 per pound from $9.71 per pound in the previous quarter. Together with a contribution from base metals of approximately 33% of gross revenue, sales revenue for the quarter totalled $44.3 million, a decrease of $2.8 million when compared to the previous quarter. The gross cash margin decreased to 68% from 76% in the previous quarter.

## Operations

During the quarter mining operations hoisted 456,740 tons compared to 497,487 tons in the previous quarter. Tons milled during the quarter totalled 365,177 tons, with the balance going to the stockpile, which totaled 308,383 tons at the quarter end.

The average plant head grade improved to 3.67 g/t, compared to 3.64 g/t in the previous quarter. During November, the plant underwent a planned major maintenance shut down, resulting in a budgeted 10% production shortfall over the previous quarter. In addition, in October the plant suffered an unplanned mill breakdown due to a bearing failure, which had been scheduled to be changed concurrently with the November planned maintenance shut down. This resulted in an unbudgeted 15% shortfall against planned production. While the lost time resulted in a build up of the stockpile and ultimately lost production, the plant is now operating at capacity, and no shutdowns or maintenance stoppages are envisaged for the second half of the year.

Recoveries decreased by 1% in the quarter to 77%.

Due to the concentrator plant shut down, PGM production during the second quarter decreased to 33,345 ounces (Aquarius attributable: 16,673 ounces).

**Mimosa: PGMs in concentrate produced (ounces)**

| Quarter ended | Pt | Pd | Rh | Au | PGMs | PGMs attributable to Aquarius |
|---|---|---|---|---|---|---|
| **Dec 2006** | **16.810** | **12.856** | **1.316** | **2.363** | **33.345** | **16.672** |
| Sep 2006 | 21,613 | 16,486 | 1,671 | 2,963 | 42,733 | 21,367 |
| Jun 2006 | 18,904 | 14,417 | 1,475 | 2,599 | 37,395 | 18,697 |
| Mar 2006 | 16,820 | 12,809 | 1,306 | 2,317 | 33,252 | 16,626 |

**Mimosa: Base Metals in concentrate produced (tons)**

| | Mine Production | | | Attributable to Aquarius | | |
|---|---|---|---|---|---|---|
| Quarter ended | Ni | Cu | Co | Ni | Cu | Co |
| **Dec 2006** | **449** | **377** | **14** | **225** | **189** | **7** |
| Sep 2006 | 574 | 475 | 18 | 287 | 238 | 9 |
| Jun 2006 | 506 | 423 | 15 | 253 | 211 | 7 |
| Mar 2006 | 452 | 383 | 14 | 226 | 191 | 7 |

## Operating Cash Costs

Cash costs for the quarter increased to $446 per PGM ounce, a 25% increase compared to the previous quarter's figure of $356 per PGM ounce. The increase in cash costs was attributable to high Zimbabwe dollar denominated costs, mainly due to disparity between inflation rate and exchange rate and low production throughput due to the plant shutdown.

Net of by-products, however, cash costs were negative at -$52 per PGM ounce, a significant windfall, even compared to $11 per PGM ounce in the previous quarter.

**Mimosa Operating Costs**

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 4E net of by-products (Ni, Cu& Co) |
|---|---|---|---|
| **Mimosa** | $446 per PGM ounce | $421 per PGE ounce | ($52) per PGE ounce |

## AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

### Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

**Safety**

The DIIR is zero. No Lost-Time Accidents have occurred since the project commenced.

**Processing**

- Material processed increased 68% to 44,000 tons
- Recoveries decreased to 38%
- Production increased 9% to 1,866 PGM ounces


CTRP PGM Production & Rand Cash Costs per PGM Ounce
Production PGM Ounces
2,000
1,500
1,000
500
0
Rand Cash Cost per PGM Ounce
4,000
3,000
2,000
1,000
0
Mar 06
Jun 06
Sep 06
Dec 06
Production
Cash Costs

**Revenue**

The PGM basket price for the quarter decreased 2% to $1,592 per PGM ounce, which despite a weaker Rand Dollar exchange rate and higher production, resulted in R1 million fall in revenue to R17 million (Aquarius attributable: R8.5 million). The cash margin, though still high, fell for the quarter to 77% compared to 79% in the previous quarter.

**Operations**

The dump material project successfully commissioned at the end of the first quarter resulted in a 68% increase in tons processed to 44,000 tons. The ROM grade improved from 3.33g/t to 4.49g/t. While a substantial improvement, this resulted in lower recoveries of 38% due to oxidization of dump materials, yielding 1,866 PGM ounces. (Aquarius attributable: 933 PGM ounces). A project to reconfigure of the flotation circuit has commenced to improve recoveries.

**Operating Costs**

Cash costs decreased by 3% to R2,143 per PGM ounce. The decrease in cost is a result of higher volumes.

| | 4E (Pt+Pd+Rh+Au) | 6E (Pt+Pd+Rh+Ir+Ru+Au) | 6E net of by-products |
|---|---|---|---|
| CTRP | R2,143 per PGM ounce | R1,459 per PGE ounce | R1,384 per PGE ounce |

## CORPORATE MATTERS

**Development of Prospective Platinum Properties in South Africa with Bakgaga Mining (Pty) Ltd**

In October 2006 Aquarius announced the signing of a farm-in agreement between its wholly owned subsidiary Aquarius Platinum (SA) Corporate Services (Pty) Ltd and Bakgaga Mining (Pty) Ltd to drill and conduct feasibility work at prospective Platinum Group Metals (PGMs) bearing properties on South Africa's Bushveld.

An initial site investigation was undertaken during September 2006 with subsequent field mapping during October 2006. Historical exploration data for the farms adjacent to the farms in the Bakgaga Project areas was obtained in December 2006.

This data is currently being evaluated to determine the exploration programme going forward.

**Appointment of New Broker**

On 13th December, Aquarius announced the appointment of Investec Bank (UK) Limited and Morgan Stanley & Co International Limited as joint corporate brokers to Aquarius Platinum on the London Stock Exchange.

**Further Expansion in Production Announced at Mimosa**

Subsequent to the end of the quarter, on 9th January 2007, Aquarius announced an approved low capital cost expansion to increase annual production capacity to 195,000 PGM ounces (100,000 platinum ounces in concentrate) at the Mimosa Platinum Mine in Zimbabwe.

The expansion project, known as "Wedza Phase V", follows four earlier successful expansion projects at Mimosa and is expected to increase annual PGM production from 168,750 PGM ounces to 195,000 PGM ounces. The increase in mining will come from the South Hill ore body where current operations are based, increasing throughput by 17% from 150,000 tons to 175,000 tons milled per month. The expansion will not have an impact on day-to-day operations, or have any material impact on the life-of-mine.

Total capital cost of the expansion, which has an estimated payback period of twenty-four months, is forecast at $23.2 million. It will be funded from retained cash flows at Mimosa level.

**Conversion of Mining Licenses to New Order Rights**

On 24th October 2006 Aquarius announced that the South African Department of Minerals and Energy (DME) approved AQPSA's applications for the new order mining rights conversions in respect of all three of its mines: Kroondal, Marikana and Everest. Consequently, AQPSA is now in full compliance with the South African Mineral and Petroleum Resources Development Act 2002, having exceeded the requirement for 26% Black Economic Empowerment ownership by 2014.

**Aquarius purchases 3.5% of South African subsidiary from SavCon**

On 7th November, Aquarius announced that an agreement was reached with Black Empowerment partner SavCon for the acquisition by AQP of a 3.5% equity interest in AQPSA from SavCon for a cash consideration of R342.5 million. The transaction represented a partial implementation of the final phase of the Black Economic Empowerment transaction approved by shareholders in Special General Meeting on 11 October 2004 and increased AQP's equity interest in AQPSA from 50.5% to 54%. Implementation requires South African DME approval as per section 9 of the AQPSA's converted mining rights.

**Agreement with Bakgaga Mining**

On 23rd October 2006 Aquarius announced that through its wholly owned subsidiary Aquarius Platinum (SA) Corporate Services (Pty) Ltd ("ASACS") that it signed a farm-in agreement with Bakgaga Mining (Pty) Ltd to drill and conduct feasibility work at prospective Platinum Group Metals (PGMs) bearing properties on South Africa's Bushveld.

*More information on all the corporate matters can be found at www.aquariusplatinum.com*

## Statistical Information: Kroondal P&SA1

| Data reflects 100% of mine operations | Unit | Current Quarter Dec 2006 | PCP Quarter Sep 2006 | % Change Quarter on Quarter | Current 6 months to Dec 06 | PCP 6 months to Dec 05 | +/- % Year on Year |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIR | Rate/200,000 man hours | 0.93 | 1.02 | 10 | 0.93 | 0.96 | 3 |
| **Revenue** | | | | | | | |
| Gross Revenue | R'M | 963 | 954 | 1 | 1,917 | 1,227 | 56 |
| PGM basket Price | $/oz | 1,287 | 1,311 | (2) | 1,299 | 879 | 48 |
| Gross cash margin | % | 64 | 65 | (2) | 64 | 53 | 21 |
| Nickel Price | $/lb | 15.02 | 13.22 | 14 | 14.11 | 6.17 | 129 |
| Copper Price | $/lb | 3.21 | 3.48 | (8) | 3.35 | 183.00 | (98) |
| Ave R/$ rate | | 7.36 | 7.09 | 4 | 7.23 | 6.52 | 11 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 211 | 197 | 7 | 204 | 179 | 14 |
| | $/ton | 29 | 28 | 2 | 28 | 27 | 4 |
| Per PGM oz (3E+Au) | R/oz | 2,982 | 2,754 | 8 | 2,866 | 2,458 | 17 |
| | $/oz | 405 | 388 | 4 | 396 | 377 | 5 |
| Per PGE (5E+Au) | R/oz | 2,453 | 2,268 | 8 | 2,359 | 2,015 | 17 |
| | $/oz | 333 | 320 | 4 | 326 | 309 | 6 |
| **Capex** | | | | | | | |
| Current/Sustaining 100% | R'000s | 93,378 | 31,273 | 199 | 124,651 | 33,525 | 272 |
| | $'000s | 12,687 | 4,411 | 188 | 17,241 | 5,145 | 235 |
| Expansion 100% | R'000s | - | - | - | - | 57,936 | (100) |
| | $'000s | - | - | - | - | 8,891 | (100) |
| **Mining Processed** | | | | | | | |
| Underground | ROM Ton '000 | 1,551 | 1,552 | (0) | 3,103 | 2,911 | 7 |
| Open Pit | ROM Ton '000 | 107 | 148 | (27) | 255 | 285 | (11) |
| Total | ROM Ton '000 | 1,658 | 1,700 | (2) | 3,358 | 3,196 | 5 |
| **Grade** | | | | | | | |
| Plant Head | g/t | 2.85 | 2.86 | (0) | 2.86 | 2.92 | (2) |
| Recoveries | % | 77 | 78 | (1) | 77 | 78 | (1) |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 70,522 | 73,239 | (4) | 143,761 | 138,959 | 3 |
| Palladium | Ozs | 33,748 | 35,166 | (4) | 68,914 | 67,752 | 2 |
| Rhodium | Ozs | 12,295 | 12,679 | (3) | 24,974 | 24,672 | 1 |
| Gold | Ozs | 624 | 629 | (1) | 1,253 | 1,155 | 9 |
| Total PGM (3E+Au) | Ozs | 117,189 | 121,713 | (4) | 238,902 | 232,538 | 3 |
| Total PGE (5E+Au) | Ozs | 142,460 | 147,762 | (4) | 290,222 | 283,657 | 2 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 113 | 117 | (3) | 230 | 222 | 4 |
| Copper | Tonnes | 49 | 51 | (4) | 100 | 98 | 2 |
| Chromite (000) | Tonnes (000) | 106 | 91 | 16 | 197 | 258 | (24) |

**Statistical Information: Marikana P&SA2**

| Data reflects 100% of mine operations | Unit | Current Quarter Dec 2006 | PCP Quarter Sep 2006 | % Change Quarter on Quarter | Current 6 months to Dec 06 | PCP 6 months to Dec 05 | +/- % Year on Year |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIIR | Rate/200,000 man hours | 0.43 | 0.21 | (51) | 0.43 | 0.76 | 77 |
| **Revenue** | | | | | | | |
| Gross Revenue | R'M | 324 | 256 | 27 | 580 | 197 | 194 |
| PGM basket Price | $/oz | 1,270 | 1,283 | (1) | 1,276 | 863 | 48 |
| Gross cash margin | % | 50 | 43 | 16 | 47 | 14.0 | 236 |
| Nickel Price | $/lb | 15.02 | 13.22 | 14 | 14.11 | 6.17 | 129 |
| Copper Price | $/lb | 3.21 | 3.48 | (8) | 3.35 | 183 | (98) |
| Ave R/$ rate | | 7.36 | 7.09 | 4 | 7.23 | 6.52 | 11 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 299 | 328 | (9) | 312 | 303 | 3 |
| | $/ton | 41 | 46 | (12) | 43 | 47 | (8) |
| Per PGM oz (3E+Au) | R/oz | 4,147 | 4,734 | (12) | 4,405 | 4,642 | (5) |
| | $/oz | 563 | 668 | (16) | 609 | 712 | (14) |
| Per PGE (5E+Au) | R/oz | 3,402 | 3,906 | (13) | 3,623 | 4,403 | (18) |
| | $/oz | 462 | 551 | (16) | 501 | 676 | (26) |
| **Capital expenditure** | | | | | | | |
| Current/Sustaining 100% | R'000s | 22,877 | 2,630 | 770 | 25,507 | 6,746 | 278 |
| | $'000s | 3,108 | 371 | 738 | 3,528 | 1,035 | 241 |
| Expansion 100% | R'000s | 45,526 | 45,470 | 0 | 90,996 | 8,147 | 1,017 |
| | $'000s | 6,186 | 6,413 | (4) | 12,586 | 1,250 | 907 |
| **Mining Processed** | | | | | | | |
| Underground | ROM Ton '000 | 202 | 141 | 44 | 343 | 36 | 854 |
| Open Pit | ROM Ton '000 | 340 | 305 | 11 | 645 | 700 | (8) |
| Total | ROM Ton '000 | 542 | 446 | 22 | 988 | 736 | 34 |
| **Grade** | | | | | | | |
| Plant Head | g/t | 3.26 | 3.07 | 6 | 3.18 | 3.25 | (2) |
| Recoveries | % | 69 | 70 | (2) | 69 | 62 | 12 |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 23,627 | 18,588 | 27 | 42,215 | 30,131 | 40 |
| Palladium | Ozs | 11,218 | 8,944 | 25 | 20,162 | 13,288 | 52 |
| Rhodium | Ozs | 3,941 | 3,098 | 27 | 7,039 | 4,327 | 63 |
| Gold | Ozs | 291 | 235 | 24 | 526 | 365 | 44 |
| Total PGM (3E+Au) | Ozs | 39,076 | 30,865 | 27 | 69,941 | 48,111 | 45 |
| Total PGE (5E+Au) | Ozs | 47,635 | 37,404 | 27 | 85,039 | 57,887 | 47 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 66 | 55 | 20 | 121 | 72 | 68 |
| Copper | Tonnes | 35 | 30 | 18 | 65 | 41 | 59 |
| Chromite (000) | Tonnes (000) | 34 | 23 | 50 | 57 | 104 | (45) |

## Statistical Information: Everest

| Data reflects 100% of mine operations | Unit | Current Quarter Dec 2006 | PCP Quarter Sep 2006 | % Change Quarter on Quarter | Current 6 months to Dec 06 | PCP 6 months to Dec 05 | +/- % Year on Year |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIR | Rate/200,000 man hours | 0.52 | 0.95 | 83 | 0.52 | 1.18 | 127 |
| **Revenue** | | | | | | | |
| Gross Revenue | R'M | 334 | 318 | 5 | 652 | 31 | 2,003 |
| PGM basket Price | $/oz | 1,179 | 1,199 | (2) | 1,188 | 886 | 34 |
| Gross cash margin | % | 56 | 64 | (13) | 59 | 28 | 111 |
| Nickel Price | $/lb | 15.02 | 13.22 | 14 | 14.11 | 6.09 | 132 |
| Copper Price | $/lb | 3.21 | 3.48 | (8) | 3.35 | 208.00 | (98) |
| Ave R/$ rate | | 7.36 | 7.09 | 4 | 7.23 | 6.35 | 14 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 224 | 190 | 18 | 212 | 168 | 26 |
| | $/ton | 30 | 27 | 13 | 29 | 27 | 9 |
| Per PGM oz (3E+Au) | R/oz | 3,573 | 2,899 | 23 | 3,234 | 3,136 | 3 |
| | $/oz | 485 | 409 | 19 | 447 | 494 | (9) |
| Per PGE (5E+Au) | R/oz | 3,011 | 2,460 | 22 | 2,735 | 2,981 | (8) |
| | $/oz | 409 | 347 | 18 | 378 | 470 | (20) |
| **Capital expenditure** | | | | | | | |
| Current/Sustaining 100% | R'000s | 41,974 | 29,046 | 45 | 71,190 | - | - |
| | $'000s | 5,703 | 4,097 | 39 | 9,846 | - | - |
| Expansion 100% | R'000s | 945 | 19,852 | (95) | 21,117 | 349,189 | (94) |
| | $'000s | 128 | 2,800 | (95) | 2,921 | 55,026 | (95) |
| **Mining Processed** | | | | | | | |
| Underground | ROM Ton '000 | 486 | 323 | 50 | 809 | 39 | 1,974 |
| Open Pit | ROM Ton '000 | 170 | 286 | (41) | 456 | 89 | 412 |
| Total | ROM Ton '000 | 656 | 609 | 8 | 1,265 | 128 | 888 |
| **Grade** | | | | | | | |
| Plant Head | g/t | 2.79 | 2.98 | (6) | 2.80 | 3.12 | (10) |
| Recoveries | % | 70 | 72 | (3) | 72 | 55 | 31 |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 23,495 | 23,459 | 0 | 46,954 | 4,161 | 1,028 |
| Palladium | Ozs | 13,484 | 14,140 | (5) | 27,624 | 2,351 | 1,075 |
| Rhodium | Ozs | 3,838 | 3,697 | 4 | 7,535 | 532 | 1,316 |
| Gold | Ozs | 374 | 421 | (11) | 795 | 67 | 1,087 |
| Total PGM (3E+Au) | Ozs | 41,191 | 41,717 | (1) | 82,908 | 7,111 | 1,066 |
| Total PGE (5E+Au) | Ozs | 48,880 | 49,167 | (1) | 98,047 | 8,223 | 1,092 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 56 | 57 | (2) | 113 | 13 | 769 |
| Copper | Tonnes | 29 | 28 | 4 | 57 | 5 | 1,040 |

## Statistical Information: Mimosa

| Data Reflects 100% of mine operations | | Current Quarter Dec 2006 | PCP Quarter Sep 2006 | +/- % Quarter on Quarter | YTD 6 months to Dec 06 | PCP 6 months to Dec 05 | +/- % Year on Year | Rolling Average 12 Months |
|---|---|---|---|---|---|---|---|---|
| **Safety** | Unit | | | | | | | |
| DIIR | Rate/200 000 man hours | 0.52 | 0.27 | (93.00) | 0.47 | 0.15 | (220.76) | 0.39 |
| **Revenue** | | | | | | | | |
| Gross Revenue | US$M | 44 | 47 | -6 | 91 | 55 | 65 | 149 |
| PGM basket Price | US$/oz | 939 | 958 | -2 | 949 | 638 | 49 | 882 |
| Gross cash margin | % | 68 | 76 | -11 | 72 | 61 | 19 | 70 |
| Nickel Price | US$/lb | 13 | 10 | 34 | 11 | 7 | 63 | 9 |
| Copper Price | US$/lb | 3.42 | 3.39 | 1 | 3.40 | 1.60 | 1 | 2.88 |
| **Cash Costs** | | | | | | | | |
| Per Rom ton | US$/ton | 41 | 33 | (25) | 36 | 32 | (13) | 33 |
| Per PGM ounce (3E+Au) | US$/oz | 446 | 356 | (25) | 395 | 342 | (16) | 364 |
| Per PGM ounce (3E) after by-product credits | US$/oz | (52) | 11 | 589 | (17) | 98 | 117 | 40 |
| Per 6 PGM ounce (5E+Au) | US$/oz | 421 | 337 | (25) | 374 | 323 | (16) | 344 |
| Per 6 PGM ounce (5E+Au) after by-product credits | US$/oz | (42) | 16 | 366 | (10) | 96 | 110 | 43 |
| **Capital Expenditure** | | | | | | | | |
| Current | US$ '000s | 2,773 | 2,350 | (18) | 5,123 | 4,327 | (18) | 8,795 |
| Expansion | US$ '000s | 1,043 | 410 | (154) | 1,453 | 1,050 | (38) | 10,874 |
| **Mining Processed** | | | | | | | | |
| Underground | RoM ton '000 | 448 | 488 | (8) | 935 | 862 | 8 | 1,786 |
| **Grade** | | | | | | | | |
| Plant Head | g/t | 4 | 4 | 1 | 4 | 4 | (2) | 4 |
| Recoveries | % | 77 | 78 | (1) | 78 | 78 | (0) | 78 |
| **PGM Production** | | | | | | | | |
| Platinum | Ozs | 16,810 | 21,613 | (22) | 38,423 | 36,509 | 5 | 74,146 |
| Palladium | Ozs | 12,856 | 16,486 | (22) | 29,342 | 27,496 | 7 | 56,568 |
| Rhodium | Ozs | 1,316 | 1,671 | (21) | 2,987 | 2,797 | 7 | 5,768 |
| Gold | Ozs | 2,363 | 2,963 | (20) | 5,326 | 4,960 | 7 | 10,242 |
| Total | Ozs | 33,345 | 42,733 | (22) | 76,078 | 71,762 | 6 | 146,724 |
| **Base Metals Production** | | | | | | | | |
| Nickel | Tons | 449 | 574 | (22) | 1,023 | 1,000 | 2 | 1,981 |
| Copper | Tons | 377 | 475 | (21) | 852 | 832 | 3 | 1,658 |
| Cobalt | Tons | 14 | 18 | (22) | 31 | 30 | 4 | 60 |

*Note: Cash Cost Per ROM ton calculated using milled tonnage*

**Statistical Information: Chrome Tailings Retreatment Plant**

| Data reflects 100% of mine operations | Unit | Current Quarter Dec 2006 | PCP Quarter Sep 2006 | % Change Quarter on Quarter | Current 6 months to Dec 06 | PCP 6 months to Dec 05 | +/- % Year on Year |
|---|---|---|---|---|---|---|---|
| **Safety** | | | | | | | |
| DIIR | Rate/200,000 man hours | 0 | 0 | 0 | 0 | 0 | 0 |
| **Revenue** | | | | | | | |
| Gross Revenue | R'M | 17 | 18 | (6) | 35 | 17 | 106 |
| PGM basket Price | $/oz | 1,592 | 1,622 | (2) | 1,606 | 1,024 | 57 |
| Gross cash margin | % | 77 | 79 | (3) | 78 | 44.0 | 77 |
| Nickel Price | $/lb | 15.02 | 13.22 | 14 | 14.11 | 6.17 | 129 |
| Copper Price | $/lb | 3.21 | 3.48 | (8) | 3.35 | 183 | (98) |
| Ave R/$ rate | | 7.36 | 7.09 | 4 | 7.23 | 6.52 | 11 |
| **Cash Costs on-mine** | | | | | | | |
| Per ROM ton | R/ton | 92 | 144 | (36) | 111 | 95 | 17 |
| | $/ton | 12 | 20 | (38) | 15 | 15 | 3 |
| Per PGM oz (3E+Au) | R/oz | 2,143 | 2,202 | (3) | 2,172 | 3,187 | (32) |
| | $/oz | 291 | 311 | (6) | 300 | 489 | (39) |
| Per PGE (5E+Au) | R/oz | 1,459 | 1,526 | (4) | 1,510 | 2,261 | (33) |
| | $/oz | 198 | 215 | (8) | 209 | 347 | (40) |
| **Capital expenditure** | | | | | | | |
| Current/Sustaining 100% | R'000s | - | 1,159 | - | - | - | - |
| | $'000s | - | 166 | - | - | - | - |
| Expansion 100% | R'000s | - | - | - | - | 378 | - |
| | $'000s | - | - | - | - | 58 | - |
| **Feed Processed** | | | | | | | |
| Feed Processed | ROM Ton '000 | 44 | 26 | 68 | 70 | 96 | (27) |
| Total | ROM Ton '000 | 44 | 26 | 68 | 70 | 96 | (27) |
| **Grade** | | | | | | | |
| Plant Head | g/t | 4.49 | 3.33 | 35 | 4.04 | 2.95 | 37 |
| Recoveries | % | 38 | 64 | (40) | 48 | 33 | 45 |
| **PGM Production** | | | | | | | |
| Platinum | Ozs | 1,136 | 1,020 | 11 | 2,155 | 1,801 | 20 |
| Palladium | Ozs | 406 | 377 | 8 | 783 | 632 | 24 |
| Rhodium | Ozs | 320 | 311 | 3 | 631 | 458 | 38 |
| Gold | Ozs | 3 | 3 | 15 | 7 | 6 | 11 |
| Total PGM (3E+Au) | Ozs | 1,866 | 1,711 | 9 | 3,576 | 2,897 | 23 |
| Total PGE (5E+Au) | Ozs | 2,742 | 2,469 | 11 | 5,143 | 4,083 | 26 |
| **Base Metals Production** | | | | | | | |
| Nickel | Tonnes | 1 | 1 | | 2 | - | |
| Copper | Tonnes | 2 | 2 | (22) | 4 | - | - |

**Aquarius Platinum Limited**
Incorporated in Bermuda
Exempt company number 26290

**Board of Directors**

| | |
|---|---|
| Nicholas Sibley | Non-executive Chairman |
| Stuart Murray | Chief Executive Officer |
| David Dix | Non-executive |
| Timothy Freshwater | Non-executive |
| Edward Haslam | Non-executive |
| Sir William Purves | Non-executive |
| Patrick Quirk | Non-executive |
| Zwelakhe Sisulu | Non-executive |
| Kofi Morna | Alternate to Zwelakhe Sisulu |

**Audit/Risk Committee**
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

**Remuneration/Succession Planning Committee**
Edward Haslam (Chairman)
Nicholas Sibley

**Nomination Committee**
The full Board comprises the Nomination Committee

**Company Secretary**
Willi Boehm

**Issued Capital**
At 31 December 2006, the Company had on issue:
84,575,558 fully paid common shares and 2,020,320 unlisted options

| Substantial Shareholders 31 December 2006 | Number of Shares | Percentage |
|---|---|---|
| Impala Platinum Holdings Ltd | 7,127,276 | 8.43 |
| Nutraco Nominees Limited | 5,877,403 | 6.95 |

**Trading Information**
ISIN number BMG0440M1029

| Broker (LSE) (Joint) | Broker (ASX) | Sponsor (JSE) |
|---|---|---|
| **Morgan Stanley & Co International Limited**<br>20 Cabot Square<br>Canary Wharf<br>London, E14 4QW<br><br>Telephone: +44 (0) 20 7425 8000<br>Facsimile: +44 (0)20 7425 8990<br><br>**Investec Securities Limited**<br>Investec Bank (UK) Limited<br>2 Gresham Street<br>London, EC2V 7QP<br><br>Telephone: +44 (0)20 7597 5970<br>Facsimile: +44 (0)20 75975120 | **Euroz Securities**<br>Level 14, The Quadrant<br>1 William Street<br>Perth WA 6000<br><br>Telephone: +61 (0)8 9488 1400<br>Facsimile: +61 (0)8 9488 1478 | **Investec Bank Limited**<br>100 Grayston Drive<br>Sandown<br>Sandton 2196<br><br>Telephone: +27 (0)11 286 7326<br>Facsimile: +27 (0)11 291 1066 |

## Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

| | |
|---|---|
| Telephone: | +27 (0)11 455 2050 |
| Facsimile: | +27 (0)11 455 2095 |
| Email: | info@aquariussa.co.za |

## Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,Australia

PO Box 485
South Perth, WA 6151, Australia

| | |
|---|---|
| Telephone: | +61 (0)8 9367 5211 |
| Facsimile: | +61 (0)8 9367 5233 |
| Email: | info@aquariusplatinum.com |

### AQPSA Management

| | |
|---|---|
| Stuart Murray | Executive Chairman |
| Gert Ackerman | Managing Director |
| Ayanda Khumalo | Finance Director |
| Anton Wheeler | Operations Director |
| Graham Ferreira | General Manager Finance & Company Secretary |
| Hugo Höll | General Manager Everest |
| Robert Mallinson | General Manager Marikana |
| Gordon Ramsay | General Manager Projects |
| Abraham (Rudi) Rudolph | General Manager Kroondal |
| Gabriel de Wet | General Manager Engineering |

### Mimosa Mine Management

| | |
|---|---|
| Alex Mhembere | Managing Director |
| Winston Chitando | Finance Director |
| Herbert Mashanyare | Technical Director |
| Peter Chimboza | Operations Director |

## Glossary

| | |
|---|---|
| **A$** | Australian Dollar |
| **Aquarius** | Aquarius Platinum Limited |
| **ABET** | Adult Basic Education Training programme |
| **APS** | Aquarius Platinum Corporate Services Pty Ltd |
| **AQPSA** | Aquarius Platinum (South Africa) Pty Ltd |
| **ASACS** | Aquarius Platinum (SA) (Corporate Services) (Pty) Limited |
| **CTRP** | Chromite Ore Tailings Retreatment Operation |
| **DIFR** | Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked |
| **DIIR** | Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked |
| **DME** | South African Government Department of Minerals and Energy |
| ***DMS*** | *Dense Media Separation* |
| **Dollar or $** | United States Dollar |
| **EMPR** | Environmental Management Programme Report |
| **Everest** | Everest Platinum Mine |
| **Great Dyke Reef** | A PGE bearing layer within the Great Dyke Complex in Zimbabwe |
| **g/t** | Grams per tonne, measurement unit of grade (1g/t = 1 part per million) |
| **JORC code** | Australasian code for reporting of Mineral Resources and Ore Reserves |
| **JSE** | JSE Securities Exchange South Africa |
| **Kroondal** | Kroondal Platinum Mine or P&SA1 at Kroondal |
| **LHD** | Load Haul Dump machine |
| **Marikana** | Marikana Platinum Mine or P&SA2 at Marikana |
| **Mimosa** | Mimosa Mining Company (Private) Limited |
| **NOSA** | National Occupational Safety Association |
| **PGE(s) (6E)** | Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold) |
| **PGM(s) (4E)** | Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef. |
| **P&SA1** | Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal |
| **P&SA2** | Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana |
| **R** | South African Rand |
| **RK1** | Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA). |
| **ROM** | Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste. |
| **RPM** | Rustenburg Platinum Mines Limited |
| **SavCon** | The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum |
| **TKO** | TKO Investment Holdings Limited |
| **Ton** | 1 Metric tonne (1,000kg) |
| **UG2 Reef** | A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex |
| **Z$** | Zimbabwe Dollar |

For further information please contact:

**In Australia:**

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

**In United Kingdom:**

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

**In South Africa:**

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

*or visit:* **www.aquariusplatinum.com**

AQUARIUS
PLATINUM LIMITED



IMPLATS
Distinctly Platinum

9 January 2007

JOINT PRESS RELEASE

**AQUARIUS PLATINUM LIMITED AND IMPALA PLATINUM HOLDINGS LIMTED ANNOUNCE APPROVAL FOR LOW CAPITAL COST EXPANSION AT THE MIMOSA PLATINUM MINE**

Aquarius Platinum Limited and Impala Platinum Holdings Limited are pleased to announce a low capital cost expansion to increase annual production capacity to 195,000 PGM ounces (100,000 platinum ounces in concentrate) at the Mimosa Platinum Mine in Zimbabwe.

The expansion project, known as "Wedza Phase V", follows four earlier successful expansion projects at Mimosa. The expansion is made possible by increasing concentrator capacity from 150,000 to 175,000 tonnes milled per month. The additional tonnage will be sourced from the existing South Hill mining infrastructure and will not have an impact on day-to-day operations.

Total capital cost of the expansion, which has an estimated payback period of twenty-four months, is forecast at $23.2 million and will be funded from retained cash flows.

Preliminary design work on the project commenced November 1st, 2006. The rapid construction schedule envisages completion in June 2007, with full production by July 2007.

All the necessary government and environmental approvals including National Project Status have been received.

For further information please contact:

**Aquarius Platinum**

**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

**In the United Kingdom and South Africa**
Nick Bias
BuckBias Ltd
+ 44 (0)7887 920 530

**Impala Platinum**

**In South Africa**
Les Paton
+ 27 (0)11 731 9018

Bob Gilmour
+ 27 (0)11 731 9013

13 December 2006

## Appointment of Joint Corporate Broker

Aquarius Platinum Limited is pleased to announce that it has appointed Morgan Stanley & Co. International Limited and Investec Bank (UK) Limited as joint Corporate Brokers with immediate effect.

**For further information please visit www.aquariusplatinum.com or contact:**

**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0) 8 9367 5211

**In the United Kingdom:**
Nick Bias
BuckBias Ltd
nickbias@aquariusplatinum.com
+ 44 (0) 7887 920 530

**In South Africa:**
Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0) 11 455 2050

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 20,000 Shares issued upon exercise of Options. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. |
| 5 | Issue price or consideration | The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Being the exercise of unlisted options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 11 December 2006 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 84,575,558 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 50,000<br>110,000<br>1,066,760<br>209,865<br>424,694<br>78,965<br>80,036 | Unlisted options expiring 26/10/11<br>Unlisted options expiring 21/11/13<br>Unlisted options expiring 11/06/11<br>Unlisted options expiring 11/10/11<br>Unlisted options expiring 02/11/11<br>Unlisted options expiring 02/08/12<br>Unlisted options expiring 26/05/13 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors. |

# Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

NOT APPLICABLE

## Entities that have ticked box 34(b)

NOT APPLICABLE

### Quotation agreement

+ See chapter 19 for defined terms.

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date:.. 12-12-06
~~(Director~~/Company secretary)

Print name: .Willi Boehm.......................................................

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 10,000 Shares issued upon exercise of Options. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. |
| 5 | Issue price or consideration | The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Being the exercise of unlisted options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1 December 2006 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 84,555,558 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 50,000 | Unlisted options expiring 26/10/11 |
| | | 130,000 | Unlisted options expiring 21/11/13 |
| | | 1,066,760 | Unlisted options expiring 11/06/11 |
| | | 209,865 | Unlisted options expiring 11/10/11 |
| | | 424,694 | Unlisted options expiring 02/11/11 |
| | | 78,965 | Unlisted options expiring 02/08/12 |
| | | 80,036 | Unlisted options expiring 26/05/13 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors. |

# Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

NOT APPLICABLE

## Entities that have ticked box 34(b)

NOT APPLICABLE

### Quotation agreement

+ See chapter 19 for defined terms.

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date:.. 4.12.06
~~(Director~~/Company secretary)

Print name: .Willi Boehm........................................................

AQUARIUS
PLATINUM LIMITED

29 November 2006

**RESULTS – ANNUAL GENERAL MEETING**

We advise the following ordinary resolutions placed before shareholders at the Annual General Meeting of Aquarius Platinum Limited on 27 November 2006 were approved as follows:

**1. Resolution 1 – Re-election of Mr Patrick Quirk**

To consider and, if thought fit, to pass, the following resolution:

*"That Mr Patrick Quirk, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."*

| | | |
|---|---|---|
| *In Favour:* 46,422,774 | *Against:* 12,320 | *Abstain:* 3,298 |

**2. Resolution 2 – Re-election of Mr Edward Haslam**

To consider and, if thought fit, to pass, the following resolution:

*"That Mr Edward Haslam, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."*

| | | |
|---|---|---|
| *In Favour:* 46,425,072 | *Against:* 12,320 | *Abstain:* 1,000 |

**3. Resolution 3 – Re-election of Mr Timothy Freshwater**

To consider and, if thought fit, to pass, the following resolution:

*"That Mr Timothy Freshwater, who was appointed a director of the Company to fill a casual vacancy on 9 August 2006, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."*

| | | |
|---|---|---|
| *In Favour:* 46,424,772 | *Against:* 12,620 | *Abstain:* 1,000 |

AQUARIUS
PLATINUM LIMITED

4. **Resolution 4 - Re-appointment of Auditor**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

*"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."*

| | | |
|---|---|---|
| *In Favour: 46,393,072* | *Against: 11,200* | *Abstain: 34,120* |

For further information please contact:

**In Australia:**
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

**In South Africa:**
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

or visit: **www.aquariusplatinum.com**

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Aquarius Platinum Limited |
| **ABN/ARBN** | 087 577 893 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Kofi Morna |
| **Date of appointment** | 7 November 2006 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Number & class of securities** |
|---|
| Nil |

### Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Number & class of Securities** |
|---|---|
| | Nil |

+ See chapter 19 for defined terms.

**Part 3 – Director's interests in contracts**

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | Mr Morna is a Director of Savannah Resources Limited a company that has entered into a BEE transaction with Aquarius. Details of this transaction as approved by shareholders are outlined in the notice of meeting and explanatory memorandum dated 11 October 2004 |
| **Name of registered holder**<br>**(if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 49,000 Shares issued upon exercise of Options. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. |
| 5 | Issue price or consideration | The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Being the exercise of unlisted options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 6 November 2006 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 84,545,558 | Ordinary |

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 50,000 | Unlisted options expiring 26/10/11 |
| 140,000 | Unlisted options expiring 21/11/13 |
| 1,066,760 | Unlisted options expiring 11/06/11 |
| 209,865 | Unlisted options expiring 11/10/11 |
| 424,694 | Unlisted options expiring 02/11/11 |
| 78,965 | Unlisted options expiring 02/08/12 |
| 80,036 | Unlisted options expiring 26/05/13 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

## Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

NOT APPLICABLE

### Entities that have ticked box 34(b)

NOT APPLICABLE

**Quotation agreement**

+ See chapter 19 for defined terms.

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date:.. 9/1/06
(~~Director~~/Company secretary)

Print name: .Willi Boehm.......................................................

END